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Pierre-Luc Arsenault[3]
Henry M.C. Cheng[6]
Michel Debolt[3]
Justin M. Dolling[6]		David Zhang
David Patrick Eich (non-resident)[1,5,6]		To Call Writer Directly
Liu Gan[2]		+852 3761 3318
Wing Lau[6]		david.zhang@kirkland.com
Douglas S. Murning[6]
Nicholas A. Norris[6]
John A. Otoshi[3]
Jamii Quoc[8]
Jesse D. Sheley[1]
Qiuning Sun[3]
Dominic W.L. Tsun[3,6]
Li Chien Wong
David Yun[6,7]

Registered Foreign Lawyers
Benjamin W. James[4]
Bang Lin[3]
Peng Qi3
Benjamin Su3
Shichun Tang[3]
David Zhang[3]

October 9, 2014

VIA EDGAR AND ELECTRONIC

SUBMISSION

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Draft Registration Statement on Form F-1

Submitted January 21, 2014

CIK No. 0001596964

Dear Mr. Spirgel and Ms. Krebs:

1. Admitted in the State of Illinois (U.S.A.)

2. Admitted in the Commonwealth of Massachusetts (U.S.A.)

3. Admitted in the State of New York (U.S.A.)

4. Admitted in the State of Texas (U.S.A.)

5. Admitted in the State of Wisconsin (U.S.A.)

6. Admitted in England and Wales

7. Admitted in New South Wales (Australia)

8. Admitted in New South Victoria (Australia)

Beijing Chicago London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

October 9, 2014

On behalf of our client, Hailiang Education Group Inc., a foreign private issuer incorporated in the Cayman Islands (the “Company”), below please find the Company’s responses to the comment letter to Mr. Lei Chen, the Company’s Chief Financial Officer, dated February 14, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

We also enclose two copies of the Company’s Amendment No. 1 (“Amendment No. 1”) to the draft registration statement on Form F-1 (the “Registration Statement”). Amendment No. 1 has been marked to show changes to the Registration Statement confidentially submitted with the Commission on January 21, 2014.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter dated February 14, 2014. For ease of reference, we have set forth the Staff’s comments and the Company’s responses for each item below.

In addition to adding and revising the disclosure in response to the Staff’s comments, the Company has updated portions of the draft Registration Statement to reflect the Company’s developments since the Company initially submitted the draft Registration Statement. The Company has also included in the draft Registration Statement the audited consolidated financial statements as of June 30, 2013 and 2014 and for the fiscal years ended June 30, 2012, 2013 and 2014, as well as the updated analysis based on such updated financial information.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

We wish to thank you and other members of the Staff in advance for your review of the enclosed filing.

General

1.	Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Please include this disclosure as soon as practicable once you publicly file your registration statement. Note that we may have additional comments one have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution or preliminary prospectuses.

The Staff’s comment is duly noted and the Company will include the necessary information to ensure that the Staff has sufficient time to review the disclosure prior to the distribution of preliminary prospectuses.

2.	It appears that you intend for the offering to a firm commitment, underwritten offering. Please identify your lead underwriters in the next amendment to your registration statement.

The Company respectfully advises the Staff that the offering will be a “best efforts” offering. The lead underwriter of the proposed offering is Network 1 Financial Securities, Inc. The identity of the lead underwriter has been included in Amendment No. 1.

October 9, 2014

3.	We note reference to third party information throughout the prospectus, including, but not limited to, references to information from CCID consulting Co., Ltd., Sina.com and China Private Educationalist Association, for example. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

The Company encloses, as Annex A to this letter, relevant portions of the industry research reports cited in the revised draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the revised draft Registration Statement. Since some of the third-party materials are in Chinese, the Company has prepared English translations of the applicable portions of the third-party reports and materials to facilitate the Staff’s review.

The Company commissioned the report prepared by CCID Consulting Co., Ltd. (“CCID”), and CCID has agreed to the inclusion of its consent in the Registration Statement.

The Company confirms to the Staff that all other reports are publicly available either for a nominal fee or free of charge. Other than the report from CCID, the Company confirms that none of the reports referenced in the prospectus were commissioned by the Company.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has not conducted any “testing the waters” communications with potential investors. The Company confirms its understanding of this comment and will provide copies of all written communications with potential investors in reliance on Section 5(d) of the Securities Act. The Company is not aware of any research reports about it that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 and will provide copies of any such research reports in the future.

Prospectus Summary, page 1

5.	Since investors will be investing in a recently organized Cayman Islands holding company that does not directly own substantially all of its business operations in the PRC, please make this clear in the first paragraph of the prospectus summary. It must be clear that the business you are describing is not the company’s business, but is the business of its variable interest entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement.

October 9, 2014

6.	We note your disclosure that you are “the third largest provider of private K-12 educational services in China and the largest provider of private K-12 educational services in the Yangtze River Delta region… as measured by the total number of students enrolled in the 2011/2012 school year.” To provide context, please disclose the total number of private schools and your market share in both China and the Yangtze River Delta region.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 83 of the Registration Statement.

Our Corporate History and Structure, page 3

7.	Please disclose that, if your PRC affiliated entities and Mr. Feng fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities’ financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities. Lastly, state here that you rely on dividends and other fees paid to you by your subsidiary and affiliated entities in China. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary’s and affiliated entities’ revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of the Registration Statement.

8.	To provide further context to your disclosure at the bottom of page 1 of your revenues and gross margins, also disclose your profit for the year for the same periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 58 and 83 of the Registration Statement.

9.	In this section, and where appropriate, please provide a brief description of the difference between your “education program” and your “international program.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 90 and 91 of the Registration Statement.

10.	Please revise your organizational chart on pages 5 and 54 to include the abbreviated names of each entity as used throughout the filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 54 of the Registration Statement.

October 9, 2014

11.	Please identify the sponsor of each school under The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Disclose what a sponsor is, distinguishing it from equity ownership. Through footnote disclosure, identify the principals and control people of the schools.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 54 of the Registration Statement.

12.	Please disclose whether each school has registered as a school that requires reasonable returns or as a school that does not require reasonable returns. Briefly explain what that means.

In addition to the disclosures on pages 30 and 32 of the first confidential submission that each of the three schools is a school that requires reasonable returns, the Company has revised the disclosure on pages 6, 7, 54 and 55 to clearly disclose that each school is registered as a school that requires reasonable returns and briefly described the meaning of this term.

Risk Factors, page 12

Risks Relating to Our Business and Industry, page 12

The tuition, accommodation and other fees charged by our K-12 schools…, page 14

13.	In this risk factor you state that student enrollment is subject to annual quotas established by the Ministry of Education, or the MOE. Please revise your disclosure here, and elsewhere as appropriate, to add clarity and context to this statement so that investors may understand how this applies to the schools. We note that your future profitability is contingent on both the ability to continue to charge tuition at a certain level and the ability to continue to grow your student body.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Registration Statement.

There are risks associated with our potential use of a new campus in the 2015…, page 20

14.	Please revise your disclosure here and on page 98 to explain why the Hailiang Group is building a new campus that you only plan to “consider” using at the beginning of the 2015/2016 school year. Explain why the campus is not being built to your specifications in light of the fact that a related party is building the campus with the goal of your using these facilities. We note that Mr. Feng, your founder, Chairman and Chief Executive Officer is also the founder and Chairman of the Hailiang Group. Please explain.

The Company respectfully advises the Staff that it believes that the campus is designed and constructed with features useful to most of the schools in the local area. Hailiang Group had preliminary discussions with the Company prior to the commencement of construction of the campus and the Company is currently discussing with Hailiang Group regarding the plan of relocating one of its schools to this new campus, including negotiating the terms and conditions of a possible leasing arrangement. The Company is also evaluating other options, including continuing using its current campuses or relocating to other facilities in the local area. As of the date of this submission, the Company has not entered into any agreement with Hailiang Group. The disclosure on pages 19, 20 and 97 has been revised to reflect the current status, and the Company plans to further revise the disclosure in due course to reflect any updates.

October 9, 2014

15.	Additionally, we note that in the Use of Proceeds section on page 43 you discuss using money raised from this offering to make leasehold improvements. Please explain this statement in greater detail given the planned new campus.

The Company respectfully advises the Staff that it anticipates using a portion of the proceeds from the offering for leasehold improvements. In the event that the Company reaches agreement with Hailiang Group regarding the leasing of the new campus being built or otherwise decides to relocate its operations to other facilities in the local area, the Company would incur significant leasehold improvement charges adapting the facility to its needs, including acquiring necessary educational facilities and equipment for school operations. In the event that the Company decides to continue using its current campuses for one or more schools, there are a number of renovations that need to be made, given that it has already been using its existing three schools for a relatively long period of time.

Risk Relating to Our Corporate Structure, page 24

The shareholder of Hailing Investment may have potential conflicts of interest…, page 25

16.	Please revise this risk factor heading to identify Mr. Feng, the company’s Chairman and CEO, as the shareholder of Hailiang Investment, your affiliated entity.

The Company respectfully advises the Staff that Mr. Feng ceased to be the chairman and chief executive officer of the Company in October 2014. In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 of the Registration Statement.

17.	Please disclose, if true, that there are no agreements in place stating how conflicts of interest would be resolved. Discuss how the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime.

The Company respectfully advises the Staff that Mr. Feng ceased to be the chairman and chief executive officer of the Company and a director and an executive officer in the Company’s subsidiaries in October 2014. Therefore, Mr. Feng is not in a fiduciary relationship with the Company and its subsidiaries and does not owe a fiduciary duty to the group. Therefore, considerations of conflicts of interest are not applicable. The Company has revised the disclosure on pages 25 and 26 of the Registration Statement.

18.	We note the numerous roles and titles Mr. Feng holds in Hailing Investment. Please clarify if any other individuals participate in the management or governance of this entity.

The Company respectfully advises the Staff that Mr. Feng is the sole shareholder of Hailiang Investment. In response to the Staff’s comment, the Company has revised the disclosure on pages and 25 and 26 of the Registration Statement. Mr. Feng’s power to control Hailiang Investment has effectively conferred upon Hailiang Consulting pursuant to the contractual arrangements between, among other parties, Hailiang Consulting and Hailiang Investment. The Company respectfully advises the Staff that the board of directors and senior management of Hailiang Inc., the Company’s listing entity, are in charge of the management and governance of Hailiang Investment.

October 9, 2014

Use of Proceeds, page 43

19.	You disclose that you intend to use the majority of the net proceeds of the offering for the acquisition of additional schools. Please detail how you would be able to use the offering proceeds for acquisitions within the PRC.

The Company respectfully advises the Staff that it may utilize the net proceeds of the offering for the acquisition of additional schools in one of following ways:

•	acquiring offshore entities that directly or indirectly control schools in China;

•	converting the net proceeds into Renminbi through making capital contributions and/or loans to the PRC subsidiary, such as Hailiang Consulting, as described in the response to Question 20 below;

•	utilizing the funds borrowed to its PRC subsidiary and making capital contributions and/or loans to its affiliated entities, such as Hailiang Investment, as described in the response to Question 21 below; and

•	acquiring schools outside China to expand into the education market elsewhere in the world.

20.	You disclose that you may use the offering proceeds to make loans and capital contributions to your PRC subsidiary. To provide context, please disclose the limit on the amount of loans you may make to your PRC subsidiary. Also disclose the types of capital contributions to these subsidiaries that would be prohibited under SAFE Circulars 142, 59 and 45.

The Company respectfully advises the Staff that the maximum amount of loans that may be incurred by its PRC subsidiary is regulated based on its registered capital. In particular, such maximum amount is the difference between the registered capital and the total investment amount which is calculated based on a pre-determined investment-capital ratio under relevant laws and regulations. In response to the Staff’s comment, the Company has revised the disclosure on page 43 to disclose the current maximum amount of loans it may extend to its PRC subsidiary based on its current registered capital. The Company supplementally advises the Staff that, based on its operating needs, the Company may from time to time increase the registered capital of its PRC subsidiary by making additional capital contributions, subject to regulatory approval, and thereby increase the maximum amount of loans that may be incurred by the PRC subsidiary. The Company respectfully advises the Staff that it does not anticipate any prohibition on its proposed capital contribution to its PRC subsidiaries under Circulars 142, 59 and 45 to the extent it utilizes the Renminbi converted through making such capital contribution in accordance with such circulars. Restrictions in respect of such registered capital have been disclosed on pages 27 and 28 under the risk factor headed “PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.” Furthermore, as advised by AllBright Law Offices (“AllBright”), the Company’s PRC legal advisor, although Circulars 142, 59 and 45 confer certain restrictions on the utilization of funds received by its PRC subsidiary through capital contributions, the circulars do not impose restrictions on its utilization of funds received through borrowings from its offshore holding company.

October 9, 2014

21.	You also disclose that you may use the offering proceeds to make loans to your affiliated entities. Please explain how you or your PRC subsidiary may make loans to the affiliated entities in light of the restrictions set forth in SAFE Circulars 142, 59 and 45.

The Company respectfully advises the Staff that, as advised by AllBright, Circulars 142, 59 and 45 mainly focus on regulating the Renminbi funds to be converted in the form of registered capital contributed to a foreign company’s PRC subsidiary, and such circulars do not impose restrictions on funds received by such PRC subsidiary through borrowing from its offshore holding company. As such, such borrowed amounts can be provided to a company’s affiliated entities through, among other legitimate means, entrustment loans arranged with commercial banks in China or additional capital contribution to the affiliated entity through a nominee shareholder designated by the Company.

22.	Please explain how investments in leasehold improvements at the schools are within the business scope of your PRC subsidiary. Also explain if your PRC subsidiary may also make investments in leasehold improvements for any additional schools you acquire.

The Company respectfully advises the Staff that the current scope of business of the PRC subsidiary includes, among other things, leasing of classroom, laboratory and other educational properties and facilities and operation, maintenance and management of educational properties and facilities. The PRC subsidiary is in the process of obtaining the final approval in the PRC to include leasehold improvements within its business scope, which should be completed within weeks. As advised by AllBright, there is no legal impediment for the PRC subsidiary to expand its business scope and subsequently make investments in leasehold improvements.

Our Corporate Structure, page 54

23.	We note your disclosure on page 56 that you are in the process of registering the pledge of equity interests in Hailiang Investment with the local branch of SAIC. Please disclose that the equity pledge is not effective until registered.

The Staff’s comment is noted. The Company respectfully advises the Staff that the pledge created by the Equity Pledge Agreement was registered with the local branch of SAIC in October 2014. The Company has revised the disclosure on page 56 accordingly.

October 9, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Overview, page 60

24.	You disclose that revenue increased in FYE 2013 due to an “increase in average tuition.” Please revise to clarify whether this means an increase in the tuition paid per student for the academic year, or some other measure, such as an increase in enrollment in schools charging higher tuition.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 58 of the Registration Statement.

Presentation of Financial Information, page 60

25.	Describe the significant terms and provisions of each of the contractual agreements between Hailiang Consulting and Hailiang Investment. Discuss how these agreements enable Hailiang Consulting to direct the significant activities of Hailiang Investment and provide for the right to its economic returns. Also discuss the nature of the risks and uncertainties related to the enforceability of the contractual arrangements and the circumstances that could result in de-consolidation of the VIE.

In response to the Staff’s comment, the Company has revised the disclosure under the subsection headed “Basis of Presentation” on pages 58 and 59 to include the requested information. In addition, the Company has revised the disclosure on page 25 of the Registration Statement to highlight relevant risks in a stand-alone risk factor and included a summary of key risks on pages 59 and 60.

Key Components of Results of Operations, page 62

Revenue, 63

26.	You state that you charge higher tuition for your international program as a reflection of higher costs, including the need to hire foreign teachers and a “larger student to teacher ratio.” However, it appears that additional costs would be incurred from the need to provide a smaller or lower student to teacher ratio. Please revise or explain as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement to clarify that a “higher teacher to student ratio” has contributed to higher costs.

Other Income, page 65

27.	We note that a student forfeits their deposit if they do not enroll and the deposit is applied towards tuition if the student enrolls. Revise to discuss the timing of tuition payments including payment schedules and whether any portion is refundable upon certain events. We note your disclosure on page 66.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

October 9, 2014

Investing Activities, page 71

28.	We note that you have made loans to related parties, which are primarily entities controlled by your founder, Chairman and CEO. Please explain the business purpose for these transactions aside from assisting Mr. Feng with other businesses he controls.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22, 70, 71, 113 and 114 of the Registration Statement.

Industry, page 79

Growth Drivers of Private School Education, page 80

29.	Please balance the disclosure in this section by presenting any major challenges faced by the private school education system.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80 of the Registration Statement.

30.	Revise this section to tie it to the private school system and your business specifically.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and 82 of the Registration Statement.

Business, page 85

31.	Revise your disclosure in this section to expand your discussion about the international program. We note that on page 61, for example, you state that it is a program “with a focus on preparing students for studying abroad.” Please elaborate to discuss in greater detail the kind of course work and type of students enrolled in this program. For example, clarify whether you are preparing the students for graduate programs abroad and, therefore, are older than those of your educational program.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 91 of the Registration Statement.

32.	Please revise your disclosure here, and where appropriate, to disclose whether students are required to board at your schools. If not, discuss what portion of students board and whether there is any adjustment to tuition for non-boarders. We note your disclosure on page 91.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Registration Statement.

October 9, 2014

Consistent high-quality education with excellent teachers and especially…, page 87

33.	Please explain how you provide a “unique school program” as it appears you primarily provide state regulated primary and secondary education.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement.

34.	Expand your disclosure to describe how your curricula are differentiated from competitors and discuss how your teaching methods are “innovative.” For example, expand on how you blend the “best mix” of Western and Chinese education practices, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement.

Solidify our market leadership by focusing on education quality, page 88

35.	In the last sentence of this section you mention expanding your after-school tutoring program. Please expand your disclosure here, and where appropriate, to discuss this program in greater detail including any fees associated with participating in these programs. We note your disclosure on page 91.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement.

Management, page 107

Directors and Executive Officers, page 107

36.	Please revise the biographies of your officers and directors to distinguish between their roles and tenures at the registrant and at affiliated entities.

In response to the Staff’s comment, the Company has revised the disclosures on pages 106 and 107 to set out such requested information.

37.	Please revise and explain why you list your Chief Financial Officer as Mr. Lei Chen. News and communications indicate that your CFO is Mr. Anthony Chan. Please reconcile.

The Company respectfully advises the Staff that Lei Chen is the legal name of the CFO of the Company. In addition, Mr. Chen occasionally uses “Anthony” for purposes of communication with non-Chinese speaking persons and has decided to only use his legal name for purposes of communications related to this proposed offering going forward. Mr. Lei Chen also noted the typographical spelling mistake of his family name which has been corrected as of the date of this submission.

October 9, 2014

Consolidated Financial Statements—Hailiang Education Group Inc.

Notes to Consolidated Financial Statements

4. Profit (loss) before tax

(b) Expenses by nature, page F-10

38.	Please expand your disclosure to provide more detail regarding the types of expenses included in this amount.

The Company has presented its consolidated financial results comprising the Company, its subsidiaries and affiliated entities in this amended Registration Statement. Detailed information regarding the type of the Company’s expenses has been disclosed on page F-26 in response to the Staff’s comment.

8. Subsequent Event, page F-12

39.	Please expand the disclosure of your contractual agreements that underlie your consolidation of your variable interest entity, Hailiang Investment, to include the following disclosures:

•	Description of the significant terms of the each of the contractual agreements.

•	Description of how the agreements grant powers to direct significant activities and right to economic returns.

•	Whether enforceability of the contract represents significant judgment and assumption and the nature of the risks and uncertainties.

The Company has revised the disclosure on pages F-10 to F-13 in response to the Staff’s comment.

*        *        *

October 9, 2014

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David T. Zhang of Kirkland & Ellis

Enclosures

cc:	Lei Chen, Hailiang Education Group Inc.

Benjamin Su, Esq., Kirkland & Ellis International LLP

Jessie Qian, Partner, KPMG Huazhen (SGP)

Annex A

ANNEX A

Annex A-I: Third Party Information Backup Table

Annex A-II: Backup Source Documents

Annex A-I

Third Party Information Backup Table

Item	Statements in F-1	F-1 Sections and Page Numbers	Backup Source Files[i]
1.	We are the third largest provider of private K-12 educational services in China and the largest provider of private K-12 educational services in the Yangtze River Delta region (comprising Zhejiang province, Jiangsu province and Shanghai), as measured by the total number of students enrolled in 2012, according to a report prepared by CCID Consulting Co., Ltd., or the CCID Report.	Prospectus Summary, p. 1 MD&A, p. 58 Business, p. 83, 84	Data 1(a) & 1(b) (CCID Report, p. 25 & 27)

	According to the CCID report, Hailiang Education Group is the largest private K-12 educational service provider in the region.	Industry, p. 81

2.	According to the same report, in 2013, there were 145,817 private K-12 schools with 33.1 million enrolled students in China and our national market share was 0.051% based on number of students enrolled.	Prospectus Summary, p. 1 Business, p. 83	Data 2(a), 2(b) & 2(c) Calculation (CCID Report, p. 22)

3.	In 2012, there were approximately 10,728 private K-12 schools with 3.6 million enrolled students in the Yangtze River Delta region, and our market share in the region was 0.467% based on number of students enrolled.	Prospectus Summary, p. 1 Business, p. 83	Data 3(a), 3(b) & 3(c) Calculation (CCID Report, p. 18-20, 27)

	In 2012, there were 10,728 private schools in Yangtze River Delta Region, with a combined enrollment of 3.6 million.	Industry, p. 81

4.	Both Hailiang high schools were recognized as “Key Schools” and all of Hailiang middle schools and primary schools were recognized as “Model Schools” by Zhejiang’s Department of Education in recognition of a number of factors, including the quality of education, course design, teacher qualifications and feedback from parents.	Prospectus Summary, p. 1 Business, p. 83, 84	Data 4(a) & 4(b)

5.	In 2012, Hailiang Education Group was listed as one of the “Ten Best-Known Private Education Brands in China” by the China Private Educationalist Association and as one of the “Most Competitive Education Groups” by Sina.com Education Channel.	Prospectus Summary, p. 1 Business, p. 83, 84	Data 5(a) & 5(b)

Item	Statements in F-1	F-1 Sections and Page Numbers	Backup Source Files[i]
6.

[T]he total number of private K-12 schools increased from 89,383 in 2006 to 145,817 in 2013, and the proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 8.5% to 16.5% during the same period, according to the CCID Report.

This growth is attributable to strong economic growth in the PRC, an increasingly large and affluent urban population, a cultural emphasis on the importance of education and strong government support.

According to the CCID Report, from 2006 to 2013, the total number of private K-12 schools increased from 89,383 to 145,817. The total number of students enrolled in private K-12 schools also increased at a CAGR of 8.9% during the same period, with the proportion of students enrolled in private school increasing from 8.5% to 16.5%.

According to the CCID Report, the total number of private K-12 schools has increased steadily, from 89,383 in 2006 to 145,817 in 2013. The proportion of students in private K-12 schools against the total number of students in K-12 schools also increased from 8.5% to 16.5% during the same period.

		Prospectus Summary, p. 2 MD&A, p. 60 Industry, p. 77 Business, p. 96	Data 6(a) - 6(f) (CCID Report, p. 22-23)

7.

[T]he per capita disposable income of urban residents increased by a compound annual growth rate, or CAGR, of 12.6% from 2006 to 2013.

[A]ccording to the National Bureau of Statistics of China, the per capita disposable income of urban residents increased by a CAGR of 12.6% from RMB11,759 in 2006 to RMB26,955 in 2013.

		Prospectus Summary, p. 2 Industry, p. 78	Data 7(a) - (c) (National Bureau of Statistics of China)

8.

[A]ccording to the CCID report, the average household spending on educational and cultural entertainment services amounted to 12.7% of total annual per capita consumption in urban areas in 2013.

According to the CCID Report, in 2013, the average household spending on education and cultural entertainment services amounted to 12.7% of the total annual per capita consumption in urban areas, ranking as the third largest item of expenditure after food, and transportation/communication.

		Prospectus Summary, p. 2 Industry, p. 78	Data 8(a) & (b) (CCID Report, p. 5)

Item	Statements in F-1	F-1 Sections and Page Numbers	Backup Source Files[i]
9.

According to the CCID Report, there were a total of approximately 144,400 students enrolled in international school programs in 2012 in China, a figure that is expected to rise in the coming years.

This increase has been a product of, among other things, an increase in the number of students studying abroad.

		Prospectus Summary, p. 2 MD&A, p. 60 Industry, p. 82	Data 9(a) & (b) (CCID Report, p. 30)

10.	[I]n 1978 before China’s “reform and opening up,” there were less than 1,000 students studying abroad, while in 2013 there were approximately 413,900 students studying abroad, according to the CCID Report.	Prospectus Summary, p. 2 Industry, p. 82	Data 10(a) & (b) (CCID Report, p. 28)

11.

According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China was 2.6% in 2013.

China’s overall economy and the average wage in the PRC are expected to continue to grow.

		Risk Factors, p. 35	Data 11(a) (National Bureau of Statistics of China) Data 11(b) (CCID Report, p. 3)

12.	According to the CCID report, the total number of students enrolled in private K-12 schools in the Yangtze River Delta region increased from 3.4 million in 2008 to 3.6 million in 2012. The percentage of students in private K-12 schools against the total number of K-12 students in the region increased from 17.7% to 18.6% during the same period.	MD&A, p. 60	Data 12 A-D by Calculation (CCID Report, p. 18-20)

13.	Teachers at private schools are generally compensated through a performance-based system with enhanced professional development opportunities. In contrast, while public school teachers may benefit from government pensions, their salaries are capped based on seniority, not performance. According to the CCID Report, these differences help the private school system attract quality teachers.	Industry, p. 77	Data 13 (CCID Report, p. 22)

14.	According to the data from the CCID Report, there has been a decrease in the scale of public education from 2006. For example, from 2006 to 2013, the total number of public schools increased from 459,454 to 332,483. The total number of students enrolled in public schools decreased at a CAGR of 2.2% during the same period, with the proportion of students enrolled in public schools decreasing form 91.5% to 83.5%.	Industry, p. 77	Data 14 (CCID Report, p. 23)

Item	Statements in F-1	F-1 Sections and Page Numbers	Backup Source Files[i]
15.	Between 2006 and 2012, the CAGR of public school teachers was only 0.8% compared to 6.8% in the private school sector according to the CCID Report.	Industry, p. 77	Data 15 (CCID Report, p. 21)

16.	Tables: growth in enrollment for both private and public kindergarten, primary, middle, and high schools based on information from the CCID Report	Industry, p. 77, 78	Data 16(a)-16(h) & Calculation (CCID Report, p. 11-14)

17.	Based on the information from the CCID Report, in the year of 2012, average class size in public schools is 41 students, whereas the average class size in private schools is 33 students.	Industry, p. 78	Data 17A & 17B by Calculation (CCID Report, p. 11-14)

18.	According to the CCID Report, the smaller average class size of private schools suggests that they are able to better concentrate their academic resources to their students. As a result, many parents perceive private schools as providing more individualized and versatile educational programs that can better address the needs of students.	Industry, p. 78	Data 18 (CCID Report, p. 14-15)

19.	China’s GDP grew at a CAGR of 14.8% from RMB21.6 trillion in 2006 to RMB56.9 trillion yuan in 2013.	Industry, p. 78	Data 19(a) - (c) (CCID Report, p. 5)

20.	The rise in disposable income has been particularly significant among the urban population, which has grown at a CAGR of 16.2% from 6.9 trillion in 2006 to 19.7 trillion in 2013 according to the CCID Report.	Industry, p. 78	Data 20(a) - (c) (CCID Report, p. 5)

21.	The Yangtze River Delta Region where our schools are located and which comprises Zhejiang province, Jiangsu province and Shanghai, has one of the most robust economies of China. From 2008 to 2013, the regional GDP increased from RMB6.7 trillion to RMB11.8 trillion, representing a CAGR of 12.0%, according to the CCID Report.	Industry, p. 78	Data 21(a) - (c) (CCID Report, p. 26)

22.	The average number of people in Chinese household with school-aged children is relatively small due to the “one-child” policy of China. Therefore, Chinese parents are increasingly willing to dedicate a larger portion of household disposable income to providing their only child with the best education they can afford.	Industry, p. 78	Data 22 (a) & (b) (CCID Report, p. 3 & 21)

Item	Statements in F-1	F-1 Sections and Page Numbers	Backup Source Files[i]
23.	The quality of schools and teachers in the public education system itself varies widely across regions and even within the same city. In addition, public school curricula are characterized by a “one size fits all” approach. Conversely, according to the CCID Report, private schools are able to offer more competitive salaries and enhanced professional development. Furthermore, private schools have more flexibility to address each student’s individual needs.	Industry, p. 79	Data 23(a) - (c) (CCID Report, p. 21-22)

24.	According to the CCID report, the total number of students enrolled in private K-12 schools in 2013 is 33.1 million.	Industry, p. 80	Data 24 (CCID Report, p. 22)

25.	Table: Number of students enrolled in China’s top ten private K-12 schools, measured by the number of students enrolled in the schools in 2012, according to the CCID Report.	Industry, p. 80	Data 25 (CCID Report, p. 25)

26.	Table: Number of students enrolled in Yangtze River Delta Region’s top-five private K-12 schools, measured by the number of students enrolled in the schools in 2012, according to the CCID Report.	Industry, p. 81	Data 26 (CCID Report, p. 27)

27.	According to the CCID Report, from 1978 to the end of 2013, the total number of Chinese students studying abroad increased at a CAGR of 19.3%. The four main destination countries for Chinese students studying abroad are the U.S., the U.K., Australia and Canada.	Industry, p. 81	Data 27(a) & 27(b) (CCID Report, p. 28 & 30)

Item	Statements in F-1	F-1 Sections and Page Numbers	Backup Source Files[i]
28.

According to CCID, most of the Chinese students going abroad for undergraduate programs are graduates from high school-level international programs. Currently, private high schools and international departments of public high schools provide such international programs.

According to CCID, international programs offered by private high schools differ from those offered by public schools in their educational philosophy, program focus and course design. A considerable number of private high schools were established to meet the increasing educational demand from Chinese students who plan to study abroad. Such private high school’s curriculum emphasize students’ well-rounded development. The courses of such programs are designed to prepare students for the similar level of coursework and the culture of their destination country. Further, most private high schools position themselves as international education service providers. This awareness makes those schools allocate a significant portion of their education resources into their international programs.

On the other hand, international departments of public high schools customarily employ teachers from the public education programs to teach the traditional mandatory courses and outsource core courses to third-party commercial education service providers. Similar to that in public schools, the traditional mandatory courses in these international departments put greater value on students’ academic performance. According to CCID, although international departments of public high schools have certain advantages in their education resources, private high schools maintain strong competitiveness in the market.

		Industry, p. 81-82	Data 28 (CCID Report, p. 28-29)

29.	According to the CCID Report, there are 116 such schools as of November 2012.	Industry, p. 82	Data 29 (CCID Report, p. 31)

30.	Many international educational institutions have also grown through private financing or consolidation in order to capture greater market share. A large number of international programs are set up by companies, schools or foundations while others are affiliated with foreign governments. According to the CCID Report, international programs are becoming highly popular in China, driven by demand to study abroad in foreign countries.	Industry, p. 82	Data 30 (a) - (c) (CCID Report, p. 28 & 31)

Item	Statements in F-1	F-1 Sections and Page Numbers	Backup Source Files[i]
31.	The number of students enrolled in our K-12 schools represented approximately 0.051% of total students enrolled in private K-12 schools in China and 0.852% of total students enrolled in private K-12 schools in Zhejiang province in 2013.	Business, p. 84	Data 31A & 31B by Calculation (CCID Report, p. 22 & 26)

32.	In 2010, Zhuji Hailiang Foreign Language School was honored as a “Leading Private Educational Institute in China” by the China Foundation for Teacher Development.	Business, p. 84	Data 32

33.	In 2009, Zhuji Private High School was recognized as a “Leading National Private School” by the Chinese Association for Non-Government Education , a leading PRC private school industry organization.	Business, p. 84	Data 33

34.	In 2013, Hailiang Group ranked 15th in China’s Top 500 Private Enterprises and 151st in China’s Top 500 Enterprises according to the All-China Federation of Industry and Commerce.	Business, p. 85	Data 34(a) & 34(b) (Sina Finance)

35.	In addition, for the 2012/2013 school year, 13 of our teachers, or approximately 1.1% of all our teachers, were recognized as “Exceptional Teachers” , a national award given by the MOE to teachers who have made significant contributions to their schools and profession. This is much higher than the average percentage of individual schools in Zhejiang of 0.3%, according to the CCID Report.	Business, p. 85, 93	Data 35 (CCID Report, p. 26)

36.	However, in 2012, the top six private schools in China, including our Company, only enrolled 0.3% of the total private school students in China, according to the CCID Report.	Business, p. 96	Data 36(a) - (e) & Calculation (CCID Report, p. 25)

[i]	Please refer to Annex A-II: Backup Source Documents with the respective Data number for the corresponding supporting information.

Annex A-II: Backup Source Documents

Data 1

to realize self-valuation.

2.2.2The private schools are the pioneer of education internationalization

Education internationalization will be an inevitable result of historical evolution. It is an irresistible trend. There were three big internalization waves in China's educational history. At present, China's reform and opening up is deepened. And education must adapt or even advance the globalization of China's economy.

III. Competition major pattern

According to CCID Consulting statistics, the scale of students of nationwide private basic education in 2012 was 31,369,645. The number of Top 10 schools' students was 155,518, with the CR10% of 0.496%.

Figure & Table 33 2012 market competition pattern of China's private basic education(K-12 education)

Data 1(a)

Ranking	Educational Institution	Students Scale (People)	Market Share (%)
1	Henan Chunlai Education Group	29,300	0.093%
2	Xiangyu Education Group	17,400	0.055%
3	Hailiang Education Group	16,816	0.054%
4	Noah Education Holdings Ltd.	15,200	0.048%
5	Baishu Education Group	13,846	0.044%
6	New Epoch Education Group	13,476	0.043%
7	Zhuji Ronghuai School	12,880	0.041%
8	Maple Leaf Educational Systems	12,500	0.040%
9	Xishan Education Group	12,000	0.038%
10	Shilin Yucai Education Group	11,500	0.037%
—	Others	31,214,127	99.504%
	Total	**31,369,645**	**100.0%**

Source: CCID Consulting arranged, Ministry of Education, Nov. 2013.
This data includes only K-12 education data of education enterprise.

Section 3 2012 competition of private basic education sector of Zhejiang province and Yangtze River Delta region

I. Competition of Zhejiang private K-12 educational sector

In 2012, there were 164 private ordinary high schools in Zhejiang province with 183,500 students on campus which accounted for 21% of the total number of

25

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 1 continue

Figure & Table 34 Market competition pattern of private basic education (K-12 Education) of Yangtze River Delta region in 2012

Data 1(b)

Ranking	School	Kindergarten	Primary School	Middle School	High School	School Founded Time	School Founded Location	Number of Students
1	Hailiang Education Group	✓	✓	✓	✓	1995	Zhuji	16816
2	Zhuji Ronghuai School	✓	✓	✓	✓	1996	Zhuji	12880
3	Jiangsu Zhiyuan Education Group		✓		✓	2001	Siyang	11200
4	Huamao Group		✓	✓	✓	1999	Ningbo	10800
5	Xiangyu Education Group		✓	✓		1999	Huai'an	9000

Source: CCID Consulting arranged, Ministry of Education of Jiangsu Province, Educational Department of Shanghai, Educational Department of Zhejiang, Nov., 2013.

The data include only K-12 education data of education enterprise, till Jun. 30, 2013.

27

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 2

Since private basic education institutes have the features of diversification in school running models, independent power of school running, the integration of boarding and advanced school running concepts, they have many advantages in curriculum designing. Their curriculum designing is more close to the needs of customers and the market.

3.1.3 Salary

In private schools, teachers' salary is higher than those of public schools, which is usually one of the "charm sources". This is because private school is run in an enterprise way; and in recent years, further "survival of the fittest" in private schools and further development and even integration of some public schools has made further development and enlargement. Also, private schools provide a better profession development platform and more competitive salary to teachers, as well as dynamic adjustment according to personal performance.

While in public schools, teachers' salary is not based on their performance. It's arranged in order of seniority, which impedes the quick development of good talents. Meanwhile, in public schools, teachers' salary is stable. However, since 1st January, 2009, China carried out the reformation of performance salary principle to teachers of public schools. This policy became workable and implemented, which ignited working passions of teachers of public primary and middle schools. This also brought unprecedented pressure. Even so, in public schools, teachers' salary still has upper limit. Compared to that of private schools, this is not that flexible and efficient.

Section 2 Current development situation of private basic education field in China

I. Overall development situation

As people's living standard is improving continuously, a lot of people hope that their children can get good education. Some parents don't have enough time to take care of and give guidance to their children. They hope that their children could be looked after and cultivated well by their schools; more parents wish to strengthen education on foreign language, computer, art, etc. to their children in order to meet the needs of specialty training; and quite a few parents want to choose schools because the schools in the communities they're living in are not satisfactory. At present, Chinese public education can't meet this kind of needs completely. While in recent years, emerging private schools of basic education complies with the needs of social diversification. The development of private schools has met the needs of some parents and students. At the same time, it also alleviated the contradiction between the enrollment and demand of schools which are of better condition.

Data 2(a)
Data 2(b)

From 2006 to 2013, the total number of private K-12 schools increased from 89383 to 145817. The total number of students enrolled in private k-12 schools increased to 33128400 at a CAGR of 8.85% during the same period, with the proportion of students enrolled in private school increasing from 8.5% to

22

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 2 continue

Data 2(c) calculation:

Our 2013 national market share of private K-12 schools based on the number of students enrolled in our school and the number of students enrolled in China:

= students enrolled in our schools/total number of students in private K-12 schools

= 16875/33128400 (i.e. Data 2(b)) x 100%

= 0.0509, i.e. 0.051% (roundup to 3 decimal place)

Data 2(c) Calculation.docx

Data 3

Data 3 Calculation:

Data 3(a)

Total number of private K-12 schools in Yangtze River Delta region
= Data 3(a)1 + Data 3(a)2 + Data 3(a)3 + Data 3(a)4
= 9544+461+412+311 = 10,728

Data 3(b)

Total number of private K-12 students enrolled in the Yangtze River Delta region
= Data 3(b)1 + Data 3(b)2 + Data 3(b)3 + Data 3(b)4
= 1923267+732735+536258+363170 = 3,555,430 = 3.6 million

Data 3(c)

In 2012, our market share of private K-12 schools in the region:
= number of students enrolled in our school/ total number of private K-12 students enrolled in the region
=16816 (i.e. Data 3(c)1)/Result of Data 3(b) x 100%
=16816/3.6 million x 100% = 0.4671% = 0.467% (rounding to 3 decimal place)

Data 3 Calculation.docx

Data 3 continue

2.3 Basic education market in Yangtze river delta region

2.3.1 Pre-school education

Figure & Table 24 2008-2012 numbers of kindergartens and full-time teachers in Yangtze River delta region

Year	2008	2009	2010	2011	2012
Number of Kindergartens	15511	15288	15059	15243	15366
—Private Ones	10117	9973	9686	9544	9544
Number of Full-time Teachers (Person)	167169	182513	202965	218692	233258
—Private Ones	77974	86355	97418	105806	112708

Data 3(a)1

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

Figure & Table 25 2008-2012 numbers of kindergartens' enrollment, in-school students, graduates in Yangtze River delta region

Year	2008	2009	2010	2011	2012
Number of Enrollment	1419764	1479970	1576891	1571322	1552813
—Private Ones	532137	561794	582238	585679	574803
Number of In-school Students	3698557	3956545	4288034	4490552	4571340
—Private Ones	1567659	1681548	1833297	1906321	1923267
Number of Graduates	1205478	1242604	1337550	1414401	1464108
—Private Ones	526552	568306	611813	647250	671620

Data 3(b)1

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

2.3.2 Primary school education

Figure & Table 26 2008-2012 numbers of primary schools and full-time teachers in Yangtze River Delta region

Year	2008	2009	2010	2011	2012
Number of Schools	10322	9911	9253	8910	8587
—Private Ones	442	520	475	456	461
Number of Full-time Teachers	463528	469045	466733	470756	480119

Data 3(a)2

18

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 3 continue

(Person)					
—Private Ones	26001	29475	27124	26370	28814

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

Figure & Table 27 2008-2012 numbers of primary schools' enrollment, in-school students, and graduates in Yangtze River Delta region (Unit: person)

Year	2008	2009	2010	2011	2012
Number of Enrollment	1323993	1338122	1483839	1560066	1574285
—Private Ones	114684	132577	137475	141218	145189
Number of In-school Students	7994074	7882889	8022673	8267761	8455203
—Private Ones	642804	716775	705253	700782	732735
Number of Graduates	1588277	1458664	1371438	1298327	1312879
—Private Ones	88239	103589	100049	99452	101128

Data 3(b)2

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

2.3.3 Ordinary middle school education

Figure & Table 28 2008-2012 numbers of ordinary middle schools and full-time teachers in Yangtze River Delta region

Year	2008	2009	2010	2011	2012
Number of Schools	4483	4441	4362	4353	4334
—Private Ones	465	466	411	409	412
Number of Full-time Teachers (Person)	338354	341510	340930	338886	336288
—Private Ones	34464	36359	34318	31664	31173

Data 3(a)3

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

Figure & Table 29 2008-2012 numbers of ordinary middle schools' enrollment, in-school students, graduates in Yangtze River Delta region (Unit: person)

Year	2008	2009	2010	2011	2012
Number of Enrollment	1212728	1441558	1351889	1265615	1268395

19

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 3 continue

—Private Ones	252765	247668	235444	192193	193268
Number of In-school Students	**5057776**	**4755500**	**4426267**	**4087836**	**3895840**
—Private Ones	770088	753065	653430	545700	536258
Number of Graduates	**1668301**	**1654219**	**1598880**	**1510384**	**1361202**
—Private Ones	198643	192100	185546	170496	160397

Data 3(b)3

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

2.3.4 Ordinary high school education

Figure & Table 30 2008-2012 numbers of ordinary high schools and full-time teachers in Yangtze River Delta region

Year	**2008**	**2009**	**2010**	**2011**	**2012**
Number of Schools	**1614**	**1565**	**1483**	**1436**	**1411**
—Private Ones	426	401	365	327	311
Number of Full-time Teachers (Person)	**176124**	**176046**	**177270**	**177105**	**178317**
—Private Ones	48032	45717	45538	44793	44500

Data 3(a)4

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

Figure & Table 31 2008-2012 numbers of ordinary high schools' enrollment, in-school students, graduates in Yangtze River Delta region (Unit: person)

Year	**2008**	**2009**	**2010**	**2011**	**2012**
Number of Enrollment	**1206355**	**812112**	**795132**	**761589**	**707352**
—Private Ones	147187	147685	134100	125140	108636
Number of In-school Students	**2539447**	**2455220**	**2405643**	**2347023**	**2242208**
—Private Ones	434033	427153	419167	393312	363170
Number of Graduates	**890063**	**869291**	**822418**	**801785**	**796282**
—Private Ones	139075	131488	119385	115346	112070

Data 3(b)4

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

20

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 3 continue

Figure & Table 34 Market competition pattern of private basic education (K-12 Education) of Yangtze River Delta region in 2012

Ranking	School	Kindergarten	Primary School	Middle School	High School	School Founded Time	School Founded Location	Number of Students
1	Hailiang Education Group	✓	✓	✓	✓	1995	Zhuji	16816
2	Zhuji Ronghuai School	✓	✓	✓	✓	1996	Zhuji	12880
3	Jiangsu Zhiyuan Education Group		✓		✓	2001	Siyang	11200
4	Huamao Group		✓	✓	✓	1999	Ningbo	10800
5	Xiangyu Education Group		✓	✓		1999	Huai'an	9000

Data 3(c)1

Source: CCID Consulting arranged, Ministry of Education of Jiangsu Province, Educational Department of Shanghai, Educational Department of Zhejiang, Nov., 2013.

The data include only K-12 education data of education enterprise, till Jun. 30, 2013.

27

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 4

Data 4(a)

Key School Awards for Zhuji Private High School	English Translation
 浙江省重点中学 浙江省教育厅 二00五年五月	**Zhejiang Province Key High School** Zhejiang Province Department of Education May 2005
 省级重点中学 浙江省教育厅 二00五年一月	**Provincial Level Key High School** Zhejiang Province Department of Education January 2005
 省三级重点中学 浙江省教育厅 二00五年一月	**Provincial Level III Key High School** Zhejiang Province Department of Education January 2005

Data 4(a)_Key Schools w English translation.docx

Data 4 continue

Data 4(a) (continue)

Key School Awards for Tianma Experimental School	English Translation
 省三级重点中学 浙江省教育厅 二〇〇五年一月	**Provincial Level III Key High School** Zhejiang Province Department of Education January 2005
 省二级重点中学 浙江省教育厅	**Provincial Level II Key High School** Zhejiang Province Department of Education December 2006

2

Data 4(a)_Key Schools w English translation.docx

Data 4 continue

Data 4(b)

Model School Awards for Zhuji Hailiang Foreign Language School	English Translation
浙江省示范小学 浙江省教育委员会 一九九九年五月	**Zhejiang Province Model Primary School** Zhejiang Province Education Committee May 1999
诸暨市海亮总校（初中） 浙江省示范初中 浙江省教育厅 二00二年六月	Zhuji County Hailiang Main Campus (Middle School) **Zhejiang Province Model Middle School** Zhejiang Province Department of Education June 2002
授予：浙江省诸暨市海亮外国语学校 中国书画教育示范学校	Grant to: Zhejiang Province Zhuji City Hailiang Foreign Language School **Chinese Painting and Calligraphy Education Model School** Chinese Fountain Pen Calligraphy Magazine Office Chinese Painting and Calligraphy Education Research Centre
国家教育部重点课题 跟踪指导家庭教育实验研究 实验示范学校	National Department of Education Key Study Trace Guidance Family Education Experimental Study Experimental Model School

Data 4(b)_Model Schools w English translation.docx

Data 4(b) continue

Model School Awards for Zhuji Hailiang Foreign Language School	English Translation
基础教育课程改革实验 示范学校 诸暨市课程改革领导小组 二OO四年九月	Elementary Education Curriculum Reform Experiment **Model School** Zhuji City Curriculum Reform Leading Group September 2004
全国青少年科普创新 示范学校 中国少年先锋队事业发展中心 青少年科普教育俱乐部	**Nationwide Teenage Popular Science Innovation** **Model School** Young Pioneers of China Occupation Development Centre Teenage Popular Science Educational Club

Model School Awards for Zhuji Private High School	English Translation
浙江省示范初中 浙江省教育委员会 二000年二月	**Zhejiang Province Model Middle School** Zhejiang Province Education Committee February 2000

2

Data 4(b)_Model Schools w English translation.docx

Data 4 continue

Data 4(b) continue

Model School Awards for Tianma Experimental School	English Translation
诸暨市天马幼儿园 示范性幼儿园 浙江省教育委员会 二000年二月	Zhuji City Tianma Kindergarten **Model Kindergarten** Zhejiang Province Education Committee February 2000
浙江省示范小学 浙江省教育厅	**Zhejiang Province Model Primary School** Zhejiang Province Department of Education June 2002
浙江省示范初中 浙江省教育厅	**Zhejiang Province Model Middle School** Zhejiang Province Department of Education June 2002
诸暨市校园文化建设 示范学校 诸暨市教育局 二00三年十一月	Zhuji City Campus Cultural Construction **Model School** Zhuji Country Department of Education November 2003

3

Data 4(b)_Model Schools w English translation.docx

Data 4 continue

Data 4(b) continue

<table>
<tr><th>Model School Awards for Tianma Experimental School</th><th>English Translation</th></tr>
<tr><td>
爱国基础教育
全国示范学校
中华爱国工程联合会</td><td>Patriotic Elementary Education

National Model School

China Patriotic Engineering Federation</td></tr>
<tr><td>
语言文字规范化
示范学校</td><td>Standardization of Written Language

Model School

Shaoxing City Department of Education

Shaoxing City Written Language Working Association

December 2006</td></tr>
<tr><td>
依法治校示范校
诸暨市教育局
二00六年十二月</td><td>Rule School According to Law Model School

Zhuji City Department of Education

December 2006</td></tr>
<tr><td>
剑桥少儿英语
浙江省示范性培训机构
浙江省教育考试院
二〇〇七年五月</td><td>Cambridge Child English

Zhejiang Province Model Training Institution

Zhejiang Province Education Examination Board</td></tr>
</table>

4

Data 4(b)_Model Schools w English translation.docx

Data 4 continue

Data 4(b) continue

Model School Awards for Tianma Experimental School	English Translation
 科普教育示范学校	**Popular Science Model School** Zhuji City Science Association Zhuji City Department of Education September 2010
 全国语文教改示范校	**Nationwide Language Education Reform Model School** Guided by: Education Department Written Language Application Management Ministry Organized by: National Written Language Working Committee Newspaper and Periodical Club December 2011

5

Data 4(b)_Model Schools w English translation.docx

Data 5

Data 5(a)

Data 5(a)
中国民办十大知名品牌学校
海亮教育集团
中国教育家联合会
中国民办教育家协会
中国校长协会
中国民办教育报刊社
二〇一二年五月・北京

English translation:

Ten Best-Known Private Education Brands in China

Hailiang Education Group

China Educationalist Association

China Private Educationalist Association

China Principal Association

China Private Education Press Association

May 2012 • Beijing

Data 5 continue

Data 5(b)

Data 5(b)
sina 新浪教育
教育盛典
2012最具综合实力教育集团
海亮教育集团
主办：新浪网 新浪教育
协办：优学网
二〇一二年十二月六日

English translation:

Sina Education

2012 China
China Education Ceremony

2012 Most Competitive Education Groups

Hailiang Education Group

Organized by: Sina.com Sina Education
Co-organized by: edu80.com
December 6, 2012

Data 6

Since private basic education institutes have the features of diversification in school running models, independent power of school running, the integration of boarding and advanced school running concepts, they have many advantages in curriculum designing. Their curriculum designing is more close to the needs of customers and the market.

3.1.3 Salary

In private schools, teachers' salary is higher than those of public schools, which is usually one of the "charm sources". This is because private school is run in an enterprise way; and in recent years, further "survival of the fittest" in private schools and further development and even integration of some public schools has made further development and enlargement. Also, private schools provide a better profession development platform and more competitive salary to teachers, as well as dynamic adjustment according to personal performance.

While in public schools, teachers' salary is not based on their performance. It's arranged in order of seniority, which impedes the quick development of good talents. Meanwhile, in public schools, teachers' salary is stable. However, since 1st January, 2009, China carried out the reformation of performance salary principle to teachers of public schools. This policy became workable and implemented, which ignited working passions of teachers of public primary and middle schools. This also brought unprecedented pressure. Even so, in public schools, teachers' salary still has upper limit. Compared to that of private schools, this is not that flexible and efficient.

Section 2 Current development situation of private basic education field in China

I. Overall development situation

As people's living standard is improving continuously, a lot of people hope that their children can get good education. Some parents don't have enough time to take care of and give guidance to their children. They hope that their children could be looked after and cultivated well by their schools; more parents wish to strengthen education on foreign language, computer, art, etc. to their children in order to meet the needs of specialty training; and quite a few parents want to choose schools because the schools in the communities they're living in are not satisfactory. At present, Chinese public education can't meet this kind of needs completely. While in recent years, emerging private schools of basic education complies with the needs of social diversification. The development of private schools has met the needs of some parents and students. At the same time, it also alleviated the contradiction between the enrollment and demand of schools which are of better condition.

Data 6(b)

Data 6(a)

From 2006 to 2013, the total number of private K-12 schools increased from 89383 to 145817. The total number of students enrolled in private k-12 schools increased to 33128400 at a CAGR of 8.85% during the same period, with the proportion of students enrolled in private school increasing from 8.5% to

Data 6(c)

Data 6(e)

22

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 6 continue

Data 6(d)

Data 6(f)

Figure & Table 32 2006-2012 total number and growth rate of China's private schools of basic education

160000
140000
120000
100000
80000
60000
40000
20000
0
14%
12%
10%
8%
6%
4%
2%
0%
89, 383
90, 566
96, 200
101, 801
114, 398
127, 266
136, 555
7. 87%
1. 32%
6. 22%
5. 82%
12. 37%
11. 25%
7. 30%
2006
2007
2008
2009
2010
2011
2012
School Qty.
Growth rate

Source: CCID Consulting arranged, National Bureau of Statistics, Nov., 2013.

II. 2013-2017 Driven factors for the private basic education industry development

2.1 Policy Driven

2.1.1 Government education investment will be enforced, various means for education funds collection system will be improved

"Security funds investment" in "2010-2020 National Long-term Education Reform and Development Plan Outline" obviously states that education investment is a basic and investment to support national long term development. It is the material basis of education industry. It is an important function of public finance. It is necessary to perfect the education funds raising system which depends mainly on government investment and partly on multi-channel collection. And it is necessary to increase education investment significantly.

2.1.2 Office of the State Council published the "Notice on National Education System Reform Pilot (2010-2012)"

23

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 7

Data 7(a) Calculation for CAGR

2006 per capita disposable income of urban residents:

RMB11,759 *(please refer to Data 7(b) for the supporting document)*

2013 per capita disposable income of urban residents:

RMB26,955 *(please refer to Data 7(c) for the supporting document)*

CAGR = [(26,955/11,759)^(1/(2013-2006))] -1 = 12.6%

Data 7(a) - CAGR Calculation_Per Disposable Income_Urban.docx

Data 7 continue

中华人民共和国国家统计局 编
Compiled by National Bureau of Statistics of China

CHINA STATISTICAL YEARBOOK 2013

Population Aged 15 Over by Sex and Re (2012)
3-17 Family Househ by Size and Region (2012)
3-18 Age-specific Fertility Rate of Childbearing Women Age of Mother and Birth Order (2011.11.1-2012.10.
Explanatory Notes Main Statistical

Link Excel   Link Chinese   Full Window

11-2 Per Capita Annual Income and Engel's Coefficient of Urban and Rural Households

Data 7(b)

Year	Per Capita Annual Disposable Income of Urban Households		Per Capita Annual Net Income of Rural Households		Engel's Coefficient of Urban Households (%)	Engel's Coefficient of Rural Households (%)
	Value (yuan)	Index	Value (yuan)	Index		
2006	11759.5	670.7	3587.0	670.7	35.8	43.0
2007	13785.8	752.5	4140.4	734.4	36.3	43.1
2008	15780.8	815.7	4760.6	793.2	37.9	43.7
2009	17174.7	895.4	5153.2	860.6	36.5	41.0
2010	19109.4	965.2	5919.0	954.4	35.7	41.1
2011	21809.8	1046.3	6977.3	1063.2	36.3	40.4
2012	24564.7	1146.7	7916.6	1176.9	36.2	39.3

Foreign Trade and Economic Cooperation
Resources and Environment
Energy
Government Finance
Price Indices
People's Living Conditions
Brief Introduction
11-1 Basic Statist on People's Living Conditions
11-2 Per Capita An Income and Engel's Coefficient of Urb and Rural Househol

Source: China Statistical Yearbook 2013 by National Bureau of Statistics of China

http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm

Data 7(b) 2006 per Capita Disposable Income_Urban.docx

Data 7 continue

National Bureau of Statistics of China

Home | Data | Communiqués | Legal Framework | Classifications & Methods | Press Release | International Cooperation | Understanding Statistics

Statistical Communiqué of the People's Republic of China on the 2013 National Economic and Social Development

National Bureau of Statistics of China 2014-02-24 10:04

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Statistical Communiqué of the People's Republic of China on the 2013 National Economic and Social Development [1]

National Bureau of Statistics of China
February 24, 2014

Data 7(c)

IX. Living Conditions and Social Security

The income of urban and rural residents continued to rise. In 2013, the annual per capita net income of rural households was 8,896 yuan, up by 12.4 percent, or a real increase of 9.3 percent over the previous year. The median of per capita net income[29] of rural households was 7,907 yuan, up by 12.7 percent. The annual per capita disposable income of urban households was 26,955 yuan, up by 9.7 percent, or a real increase of 7.0 percent. The median of per capita disposable income of urban households was 24,200 yuan, up by 10.1 percent. According to the results of the integrated survey of rural and urban households [30] carried out from the fourth quarter of 2012, the annual per capita disposable income nationwide was 18,311 yuan, up by 10.9 percent, or a real rise of 8.1 percent over the previous year. Food expenditure accounted for 37.7 percent in the rural households and 35.0 percent in the urban households, down by 1.6 and 1.2 percentage points respectively.

Figure 15 Per Capita Net Income of Rural Households 2009-2013

yuan
10000
8000
6000
4000
2000
0
5153
5919
6977
7917
8896
2009
2010
2011
2012
2013

Figure 16 Per Capita Disposable Income of Urban Households 2009-2013

yuan
30000
25000
20000
15000
10000
5000
0
17175
19109
21810
24565
26955
2009
2010
2011
2012
2013

http://www.stats.gov.cn/enGliSH/PressRelease/201402/t20140224_515103.html

Data 8

China's per capita GDP was growing continuously. In recent years, due to the increase of disposable income of urban and rural residents, the transformation of China's economic structure and the increase of social employment pressure, the consumption structure of China's urban residents and rural residents are starting to change. The urban residents' and rural residents' consumption has been shifting its focus from material consumption to non-material consumption. Especially after 2009, after the implementation of the government employee's Sunlight Compensation Program, part of the salary of the compulsory education teachers are now performance-based. Meanwhile, driven by the state consumption stimulating policy, China's urban residents' per capita education and culture entertainment consumption has been growing steadily. The spending on education and cultural entertainment services has been greatly increased.

Comparing the urban residents' per capital consumption spending structure in the four years of 1995, 2009, 2010, and 2011, the spending on education and cultural entertainment services has increased from 9.36% in 1995 to 12.21% in 2011.

China's GDP grew at a CAGR of 14.84% from RMB 21.6 trillion in 2006 to RMB 56.9 trillion in 2013. This rapid growth has increased the disposable income of Chinese consumer and led to a change in spending habits. The per capita disposable income of urban residents has increased by a CAGR of 12.58% from RMB 11759 in 2006 to RMB 26955 in 2013. And the average household spending on educational and cultural entertainment services has amounted to 12.73% of total annual per capital consumption in urban areas in 2013, ranking as the third largest item of expenditure after food, and transportation and communication. The rise in disposable income has been particularly significant among the urban population, which has grown at a CAGR of 16.17% from 6.9 trillion yuan in 2006 to 19.7 trillion yuan in 2013. The increase in size and affluence of the urban population in China has driven a significant growth in consumption.

Data 8(a)

Data 8(b)

5

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 9

studying abroad of students from working families are increasing. This increase, in turn, promotes Chinese studying abroad education market to change from a small minority of "elite study" into the public freedom of choice of "independent study abroad."

2.2 Major destinations for studying overseas: America, Australia, the UK, and Canada

According to the statistics given by the International Cooperation and Communication Department of the Ministry of Education China, Chinese overseas students cover more than 100 countries. But most of them, about 74%, are studying in America, Australia, the UK, and Canada, etc.

2.3 Pressure of competition and international perspective promote the market of high school international classes

Rapid growth of the number of students studying abroad is largely because more and more parents have a strong sense of competition and an international perspective. The talent competition in the future is not just in the domestic environment. With the process of globalization and in-depth opening up of China's economy, the talent competition will become global and diversified. The demand to study abroad, in turn, becomes one of the main reasons for Chinese families choosing international education programs.

In addition, with the continuous development of China's urbanization and in-depth development and reform of China's economy, the employment pressure in China's cities becomes more prominent. At present, employment pressure of graduates of domestic universities is becoming higher and higher. The requirements of the employer of the graduates are also growing. They are not only shown in the requirements for academic qualifications, but also in the overall quality of students. Through studying abroad, students enhance their competitive advantages in international perspective, the school brand, English language ability and personal experience, and therefore enhance their future employability.

Section 2 Development situation and forecast of China's international schools

I. Market size of China's international schools

Data 9(a)

Up to December, 2012, China has had 285 international schools with 144, 436 students. The number is expected to rise in the coming years, because of, among other things, an increase in the number of students studying abroad. Chinese international schools industry showed an overall rising trend. Its market share increased. It formed an intense competition, and the market was more segmented. The international educational institutions paid more attention to the quality of teaching, the diversification of curriculum brand building, and

Data 9(b)

30

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 10

Chapter Three Development of China's private international schools

Section 1 Development of China's overseas students' education industry

I. Development of the scale of people study abroad in China

Data 10(a) & 10(b)

Studying abroad has become an important channel for students to access higher education and greater career opportunities. According to Ministry of Education statistics, from 1978 to 2012, China's total number of students studying abroad increased greatly. In 1978 before China's "reform and opening up" , there were less than 1,000 students studying abroad, while in 2013 there were 413.9 thousand students studying abroad, increased at a CAGR of 19.30%..

Figure & Table 35 2000-2012 number of Chinese students studying abroad and the growth rate

45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
200%
150%
100%
50%
0%
-50%
-100%
62.5%
115.4%
48.8%
-6.2%
-2.1%
3.3%
13.1%
7.5%
24.9%
27.5%
24.2%
19.3%
17.7%
3.9
8.4
12.5
11.7
11.5
11.9
13.4
14.5
18.0
22.9
28.5
34.0
40.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total number of students studying abroad (10,000)
Growth rate (%)

Source: CCID Consulting arranged, Ministry of Education of China, Nov., 2013.

28

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Consumer Prices for December 2013 Page 1 of 4

Data 11

· Chinese(GB) · Chinese(BIG5) · RSS · Mobile SEARCH Jun.17, 2014 Tuesday

National Bureau of Statistics of China

Home Data Communiqués Legal Framework Classifications & Methods Press Release International Cooperation Understanding Statistics

Consumer Prices for December 2013

National Bureau of Statistics of China 2014-01-09 14:08

Print E-Mail Large Medium Small

Data 11(a)

In December, the consumer price index (CPI) went up by 2.5 percent year-on-year. The prices grew by 2.5 percent in cities and 2.5 percent in rural areas. The food prices went up by 4.1 percent, while the non-food prices increased 1.7 percent. The prices of consumer goods went up by 2.2 percent and the prices of services grew by 3.3 percent. In 2013, the overall consumer prices were up by 2.6 percent over the same period of the previous year.

In December, the month-on-month change of consumer prices was up by 0.3 percent, of which, prices increased 0.3 percent in cities and 0.3 percent in rural areas. The food prices went up by 0.6 percent, while the non-food prices went up by 0.1 percent. The prices of consumer goods increased 0.4 percent, and the prices of services remained at the same level (the amount of change was 0, similarly hereinafter).

Consumer Prices in December

(%)
Y/Y
M/M
2012Dec
2013Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

I. Year-on-Year Changes of Prices of Different Categories

In December, food prices went up by 4.1 percent year-on-year, affecting nearly 1.33 percentage points increase in the overall price level. Of which, the prices of fresh fruits went up by 15.6 percent, affecting nearly 0.29 percentage points increase in the overall price level; meat, poultry and related products went up by 3.6 percent, affecting nearly 0.27 percentage points increase in the overall price level (price of pork was up by 1.6 percent, affecting nearly 0.05 percentage points increase in the overall price level); aquatic products, up by 5.5 percent, affecting nearly 0.14 percentage points increase in the overall price level; grain, up by 3.8 percent, affecting nearly 0.11 percentage points increase in the overall price level; fresh vegetables, up by 2.6 percent, affecting nearly 0.08 percentage points increase in the overall price level.

Price Changes of Pork, Beef and Mutton (Prices in December 2010 = 100)

(%)
Pork
Beef
Mutton
2012Dec
2013Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

http://www.stats.gov.cn/english/PressRelease/201401/t20140109_497457.html 6/17/2014

Data 11 continue

Figure & Table 3 2008-2012 GDP and growth rate of Yangtze River Delta region

120,000
100,000
80,000
60,000
40,000
20,000
0
15%
10%
5%
0%
12.2%
9.8%
8.9%
86,313
2008
2009
2010
2011
2012
Regional GDP (100M…

Source: National Bureau of Statistics of PRC, CCID Consulting Arranged, Nov. 2013

III. Social / population environment

The increase in size and affluence of the population has driven a significant growth in consumption.

3.1 Demographic characteristics

China began to implement One Child Policy gradually since the 1970s. From the perspective of education career development, the family planning policy promotes the family's emphasis on their children's education to a great extent, and greatly increases a family's investment in education spending, especially in cities. With the emergence of all forms of education and the rise of private education, high-quality personalized education and diversified education content is preferred by more and more families. Private schools with better quality and diversified curriculums have gained their popularity among city residents.

IV. Urban resident consumption

4.1 Urban residents per capita disposable income

China's urban population has been increasing at a CAGR of 3.43% from 582.9 million in 2006 to 711.8 million in 2012. According to the data of "2012 Statistics Bulletin of National Economy and Social Development" by National Bureau of Statistics of PRC on Feb. 23, 2013, the urban residents per capita disposable income was 24,565 Yuan in 2012, increased by 12.6% compared with that of 2011. From 2006 to 2012, the average nominal CAGR of China's urban residents per capital disposable income reached 13%. In the future, China's overall economy and the average wage in the PRC are expected to continue to grow

Data 11(b)

3

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 12

Data 12 - Calculation

Total number of students enrolled in private K-12 schools in Yangtze River Delta in 2008 and 2012:

		Year 2008		Year 2012
kindergartens	Data 12(a)	1567659	Data 12(e)	1923267
primary schools	Data 12(b)	642804	Data 12(f)	732735
middle schools	Data 12(c)	770088	Data 12(g)	536258
high schools	Data 12(d)	434033	Data 12(h)	363170
Total	Data 12A	3414584	Data 12B	3555430

Total number of in-school students in Yangtze River Delta region in 2008 and 2012:

		Year 2008		Year 2012
Number of in-school students:				
kindergartens	Data 12(i)	3698557	Data 12(m)	4571340
primary schools	Data 12(j)	7994074	Data 12(n)	8455203
middle schools	Data 12(k)	5057776	Data 12(o)	3895840
high schools	Data 12(l)	2539447	Data 12(p)	2242208
Total		19289854		19164591

For 2008,

= 3414584/19289854 x 100

Data 12C = 17.70% = 17.7%

For 2012,

= 3555430/19164591 x 100

Data 12D = 18.55% = 18.6% (rounding up to 1 decimal place)

#12 Calculation.docx

Data 12 continue

2.3 Basic education market in Yangtze river delta region

2.3.1 Pre-school education

Figure & Table 24 2008-2012 numbers of kindergartens and full-time teachers in Yangtze River delta region

Year	2008	2009	2010	2011	2012
Number of Kindergartens	15511	15288	15059	15243	15366
—Private Ones	10117	9973	9686	9544	9544
Number of Full-time Teachers (Person)	167169	182513	202965	218692	233258
—Private Ones	77974	86355	97418	105806	112708

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

Figure & Table 25 2008-2012 numbers of kindergartens' enrollment, in-school students, graduates in Yangtze River delta region

Year	2008	2009	2010	2011	2012
Number of Enrollment	1419764	1479970	1576891	1571322	1552813
—Private Ones	532137	561794	582238	585679	574803
Number of In-school Students	3698557	3956545	4288034	4490552	4571340
—Private Ones	1567659	1681548	1833297	1906321	1923267
Number of Graduates	1205478	1242604	1337550	1414401	1464108
—Private Ones	526552	568306	611813	647250	671620

Data 12(i)

Data 12(a)

Data 12(m)

Data 12(e)

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

2.3.2 Primary school education

Figure & Table 26 2008-2012 numbers of primary schools and full-time teachers in Yangtze River Delta region

Year	2008	2009	2010	2011	2012
Number of Schools	10322	9911	9253	8910	8587
—Private Ones	442	520	475	456	461
Number of Full-time Teachers	463528	469045	466733	470756	480119

18

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 12 continue

(Person)					
—Private Ones	26001	29475	27124	26370	28814

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

Figure & Table 27 2008-2012 numbers of primary schools' enrollment, in-school students, and graduates in Yangtze River Delta region (Unit: person)

Year	2008	2009	2010	2011	2012
Number of Enrollment	1323993	1338122	1483839	1560066	1574285
—Private Ones	114684	132577	137475	141218	145189
Number of In-school Students	7994074	7882889	8022673	8267761	8455203
—Private Ones	642804	716775	705253	700782	732735
Number of Graduates	1588277	1458664	1371438	1298327	1312879
—Private Ones	88239	103589	100049	99452	101128

Data 12(j) Data 12(n)

Data 12(b) Data 12(f)

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

2.3.3 Ordinary middle school education

Figure & Table 28 2008-2012 numbers of ordinary middle schools and full-time teachers in Yangtze River Delta region

Year	2008	2009	2010	2011	2012
Number of Schools	4483	4441	4362	4353	4334
—Private Ones	465	466	411	409	412
Number of Full-time Teachers (Person)	338354	341510	340930	338886	336288
—Private Ones	34464	36359	34318	31664	31173

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

Figure & Table 29 2008-2012 numbers of ordinary middle schools' enrollment, in-school students, graduates in Yangtze River Delta region (Unit: person)

Year	2008	2009	2010	2011	2012
Number of Enrollment	1212728	1441558	1351889	1265615	1268395

19

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 12 continue

—Private Ones	252765	247668	235444	192193	193268
Number of In-school Students	5057776	4755500	4426267	4087836	3895840
—Private Ones	770088	753065	653430	545700	536258
Number of Graduates	1668301	1654219	1598880	1510384	1361202
—Private Ones	198643	192100	185546	170496	160397

Data 12(k) Data 12(o) Data 12(c) Data 12(g)

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

2.3.4 Ordinary high school education

Figure & Table 30 2008-2012 numbers of ordinary high schools and full-time teachers in Yangtze River Delta region

Year	2008	2009	2010	2011	2012
Number of Schools	1614	1565	1483	1436	1411
—Private Ones	426	401	365	327	311
Number of Full-time Teachers (Person)	176124	176046	177270	177105	178317
—Private Ones	48032	45717	45538	44793	44500

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

Figure & Table 31 2008-2012 numbers of ordinary high schools' enrollment, in-school students, graduates in Yangtze River Delta region (Unit: person)

Year	2008	2009	2010	2011	2012
Number of Enrollment	1206355	812112	795132	761589	707352
—Private Ones	147187	147685	134100	125140	108636
Number of In-school Students	2539447	2455220	2405643	2347023	2242208
—Private Ones	434033	427153	419167	393312	363170
Number of Graduates	890063	869291	822418	801785	796282
—Private Ones	139075	131488	119385	115346	112070

Data 12(l) Data 12(p) Data 12(d) Data 12(h)

Source: CCID Consulting arranged, Education bureaus of Jiangsu province, Zhenjiang province and Shanghai, National bureau of statistics, Nov., 2013

20

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 13

Since private basic education institutes have the features of diversification in school running models, independent power of school running, the integration of boarding and advanced school running concepts, they have many advantages in curriculum designing. Their curriculum designing is more close to the needs of customers and the market.

3.1.3 Salary

In private schools, teachers' salary is higher than those of public schools, which is usually one of the "charm sources". This is because private school is run in an enterprise way; and in recent years, further "survival of the fittest" in private schools and further development and even integration of some public schools has made further development and enlargement. Also, private schools provide a better profession development platform and more competitive salary to teachers, as well as dynamic adjustment according to personal performance.

Data 13

While in public schools, teachers' salary is not based on their performance. It's arranged in order of seniority, which impedes the quick development of good talents. Meanwhile, in public schools, teachers' salary is stable. However, since 1st January, 2009, China carried out the reformation of performance salary principle to teachers of public schools. This policy became workable and implemented, which ignited working passions of teachers of public primary and middle schools. This also brought unprecedented pressure. Even so, in public schools, teachers' salary still has upper limit. Compared to that of private schools, this is not that flexible and efficient.

Section 2 Current development situation of private basic education field in China

I. Overall development situation

As people's living standard is improving continuously, a lot of people hope that their children can get good education. Some parents don't have enough time to take care of and give guidance to their children. They hope that their children could be looked after and cultivated well by their schools; more parents wish to strengthen education on foreign language, computer, art, etc. to their children in order to meet the needs of specialty training; and quite a few parents want to choose schools because the schools in the communities they're living in are not satisfactory. At present, Chinese public education can't meet this kind of needs completely. While in recent years, emerging private schools of basic education complies with the needs of social diversification. The development of private schools has met the needs of some parents and students. At the same time, it also alleviated the contradiction between the enrollment and demand of schools which are of better condition.

From 2006 to 2013, the total number of private K-12 schools increased from 89383 to 145817. The total number of students enrolled in private k-12 schools increased to 33128400 at a CAGR of 8.85% during the same period, with the proportion of students enrolled in private school increasing from 8.5% to

22

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 14

Data 14

Figure & Table 32 2006-2012 total number and growth rate of China's private schools of basic education

160000
140000
120000
100000
80000
60000
40000
20000
0
14%
12%
10%
8%
6%
4%
2%
0%
89, 383
90, 566
96, 200
101, 801
114, 398
127, 266
136, 555
7. 87%
1. 32%
6. 22%
5. 82%
12. 37%
11. 25%
7. 30%
2006
2007
2008
2009
2010
2011
2012
School Qty.
Growth rate

Source: CCID Consulting arranged, National Bureau of Statistics, Nov., 2013.

II. 2013-2017 Driven factors for the private basic education industry development

2.1 Policy Driven

2.1.1 Government education investment will be enforced, various means for education funds collection system will be improved

"Security funds investment" in "2010-2020 National Long-term Education Reform and Development Plan Outline" obviously states that education investment is a basic and investment to support national long term development. It is the material basis of education industry. It is an important function of public finance. It is necessary to perfect the education funds raising system which depends mainly on government investment and partly on multi-channel collection. And it is necessary to increase education investment significantly.

2.1.2 Office of the State Council published the "Notice on National Education System Reform Pilot (2010-2012)"

23

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 15

III. 2012 Market Competition of China's Basic education

3.1Comparison between public/private schools

3.1.1 Teacher

Competition landscape and teaching quality of different education agencies are determined by the quality and quantity of teachers.

As to the general number of full-time teachers of basic education, from 2006 to 2012, a stable increase rate was kept. From 2006 to 2012, yearly CAGE was 1.3%. Comparing the number of full-time teachers of public schools with that of private schools, obviously, we will find that the number of full-time teachers of private basic education has been increased fast, and it looks as a rising trend in the contrast of structure. Among them, from 2006 to 2012, number of full-time teachers of private basic education has a yearly CAGR of 6.8%, which is much higher than the average, and also much higher than that of public basic education, which is 0.8%.

Data 15

It can be seen that with the further development of private basic education and increasingly diversified education demands, coupled with the further improvement of the software and hardware condition and management level of private basic education, the reserves of private basic education in teachers and private basic education's attraction to good teachers are rising.

3.1.2 Curriculum design

The policy of "Reform and opening-up" implemented by the Chinese government since 1978 as well as market economy development led to diversification of economic structure, industry structure, people's viewpoints and ideas and life style. Since different people have different needs on education, people are also diversified in choosing education. The diversification of talent selection actually means the diversification of needs of education by the society. Meanwhile, in China, the era of "one family has multi-children" has passed. Most of the families have only one child. Parents have great ambitions on their children. They would let their children attend schools at any cost. Therefore, people find that "knowledge is wealth". The fact that students are eager to study and pursue the enhancement of overall abilities has become the key needs to current basic education.

Traditional and regulated public basic education has not been able to meet the needs of family and society on education diversification, while emerging private basic education is more helpful to form diversified educational structure, content and model, as well as meeting the needs of family and society on the choice of education diversification.

This diversified educational structure, content and model embody great difference on curriculum design between public and private basic education.

21

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 16

Data 16 Calculation

Preschool

		2008	2009	2010	2011	2012	2013
Total No. of In-school students	Data 16(a)	24749600	26578141	29766695	34244456	36857624	38950000
In-school students of private-owned schools	Data 16(b)	9820338	11341694	13994694	16942090	18527444	19900000
In-school students of Public school [1]		14929262	15236447	15772001	17302366	18330180	19050000
Percentage of Private school enrollment[2]		39.68	42.67	47.01	49.47	50.27	51.09
Percentage of Public school enrollment[3]		60.32	57.33	52.99	50.53	49.73	48.91

Primary School

		2008	2009	2010	2011	2012	2013
Total No. of In-school students	Data 16(c)	103315122	100714661	99407043	99263674	96958985	93610000
In-school students of Private-owned schools	Data 16(d)	4804015	5028766	5376255	5678255	5978535	6290000
In-school students of Public school [1]		98511107	95685895	94030788	93585419	90980450	87320000
Percentage of Private school enrollment [2]		4.65	4.99	5.41	5.72	6.17	6.72
Percentage of Public school enrollment [3]		95.35	95.01	94.59	94.28	93.83	93.28

Middle School

		2008	2009	2010	2011	2012	2013
Total No. of In-school students	Data 16(e)	55741542	54336420	52759127	50668024	47630607	44400000
In-school students of Private-owned schools	Data 16(f)	4283780	4338852	4421129	4425616	4514091	4620000
In-school students of Public school [1]		51457762	49997568	48337998	46242408	43116516	39780000
Percentage of Private school enrollment[2]		7.69	7.99	8.38	8.73	9.48	10.41
Percentage of Public school enrollment[3]		92.31	92.01	91.62	91.27	90.52	89.59

High School

		2008	2009	2010	2011	2012	2013
Total No. of In-school students	Data 16(g)	24762842	24342783	24273351	24548227	24671712	24360000
In-school students of Private-owned schools	Data 16(h)	2402983	2301299	2300706	2349833	2349575	2320000
In-school students of Public school [1]		22359859	22041484	21972645	22198394	22322137	22040000
Percentage of Private school enrollment[2]		9.70	9.45	9.48	9.57	9.52	9.52
Percentage of Public school enrollment[3]		90.30	90.55	90.52	90.43	90.48	90.48

Notes:

[1] In-school students of Public school = Total no. of in-school students - no. private-owned in-school students
[2] Percentage of private school enrollment = In-school students of private owned schools ÷ Total no. of in-school students x 100 (round up to 2 decimal place)
[3] Percentage of public school enrollment = In-school students of public schools ÷ Total no. of in-school students x 100 (round up to 2 decimal place)

Data 16 continue

Chapter Two Development of China's basic education industry

Section 1 Development of basic education in China

I. Current status of basic education in China

According to students number and per student cost of the K-12 education market from 2007 to 2012, as well as the CPI of tuition fee and baby care fee and the CPI of education released by the Bureau of Statistics, the market size of China's K-12 education from 2007 to 2012 can be calculated and summarized in the chart below.

Figure & Table 7 2006-2012 market scale and growth of China's basic education (K-12)

Year	2007	2008	2009	2010	2011	2012
K-12 Market Size （100M Yuan）	13235.1	13194.6	13118.1	13014.7	13024.1	12789.2
Year-on-year Growth Rate (%)	—	-0.3%	-0.6%	-0.8%	0.1%	-1.8%

Source: Ministry of Education, National Bureau of Statistics of PRC, CCID Consulting Arrange, Nov. 2013

II. 2006-2012 market scale of China's basic education

2.1 China's basic education

2.1.1 Pre-school education

Figure & Table 8 2006-2012 numbers of kindergarten and classes in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of Kindergarten (number)	**130,495**	**129,086**	**133,722**	**138,209**	**150,420**	**166,750**	**181,251**
-Number of Private-owned Kindergarten	75,426	77,616	83,119	89,304	102,289	115,404	124,638
Total Number of Classes (number)	**788,701**	**799,135**	**824,872**	**867,894**	**971,525**	**1,255,816**	**1,266,496**
-Number of Private-owned Classes	285,746	312,802	347,934	395,050	486,564	638,812	672,555

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

11

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Data 16 continue

Figure & Table 9 2006-2012 number of enrolled and in-school students of kindergarten in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of enrolled students	**13912457**	**14336066**	**14827145**	**15468596**	**17003851**	**18273104**	**19119154**
-Number of Private-owned Kindergarten	4104503	4524106	5048109	5746897	7116312	8133958	8656223
Number of In-school Students	**22638509**	**23488300**	**24749600**	**26578141**	**29766695**	**34244456**	**36857624**
-Number of Private-owned Schools	7756871	8687481	9820338	11341694	13994694	16942090	18527444

Data 16(a) 1-5

Data 16(b)1-5

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

2.1.2 Primary school education

Figure & Table 10 2006-2012 numbers of primary schools and classes in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of School (number)	**341639**	**320061**	**300854**	**280184**	**257410**	**241249**	**228585**
-Number of Private-owned Schools	6161	5798	5760	5496	5351	5186	5213
Total Number of Classes(number)	**2951849**	**2872008**	**2783495**	**2693551**	**2616407**	**2579093**	**2566539**
-Number of Private-owned Schools	101403	107369	113067	117467	121654	128025	136763

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

Figure & Table 11 2006-2012 numbers of enrolled and in-school students in primary schools in China

Year	2006	2007	2008	2009	2010	2011	2012
Number of Enrolled Students	**17293572**	**17360672**	**16957150**	**16377978**	**1691700 7**	**1736798 0**	**1714664 0**
-Number of Private-owne d Schools	712489	767564	796842	840220	947235	1008252	1044393
Number of	**10711534**	**10564002**	**10331512**	**10071466**	**9940704**	**9926367**	**9695898**

Data 16(c) 1-5 (please refer to the next page for the last digit)

12

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Data 16 continue

In-school Students	6	7	2	1	3	4	5
-Number of Private-owned Schools	4120907	4487915	4804015	5028766	5376255	5678255	5978535

Data 16(d)1-5

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

2.1.3 Ordinary middle school education

Figure & Table 12 2006-2012 number of ordinary middle schools education and classes in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of Schools (number)	**60550**	**59109**	**57701**	**56167**	**54823**	**54117**	**53216**
-Number of Private-owned Schools	4550	4482	4408	4331	4259	4282	4333
Total Number of Classes (number)	**1065460**	**1037011**	**1020659**	**1009882**	**997272**	**977596**	**947575**
-Number of Private-owned Schools	77092	79915	82634	83635	84743	84811	87516

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

Figure & Table 13 2006-2012 numbers of enrolled and in-school students of ordinary middle schools in China

Year	2006	2007	2008	2009	2010	2011	2012
Number of Enrolled Students	**19236229**	**18637499**	**18561663**	**17863912**	**17154930**	**16347296**	**15707700**
-Number of Private-owned Schools	1322984	1385221	1475387	1484681	1532080	1536479	1578051
Number of In-school Students	**59373792**	**57208992**	**55741542**	**54336420**	**52759127**	**50668024**	**47630607**
-Number of Private-owned Schools	3940611	4125485	4283780	4338852	4421129	4425616	4514091

Data 16(e)1-5

Data 16(f)1-5

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

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Data 16 continue

2.1.4 Ordinary high school education

Figure & Table 14 2006-2012 numbers of ordinary high schools and classes in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of Schools (number)	**16153**	**14607**	**15206**	**14607**	**14058**	**13688**	**13509**
-Number of Private-owned Schools	3246	2670	2913	2670	2499	2394	2371
Total Number of Classes (number)	**430472**	**428577**	**431840**	**428577**	**428941**	**435449**	**442215**
-Number of Private-owned Schools	46691	43714	45251	43714	43540	44308	44296

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

Figure & Table 15 2006-2012 numbers of enrolled and in-school students of ordinary high school in China

Year	2006	2007	2008	2009	2010	2011	2012
Number of Enrolled Students	**8712080**	**8303384**	**8370063**	**8303384**	**8362359**	**8507799**	**8446071**
-Number of Private-owned Schools	909045	813687	825634	813687	809462	835370	821302
Number of In-school Students	**25144967**	**24342783**	**24762842**	**24342783**	**24273351**	**24548227**	**24671712**
-Number of Private-owned Schools	2477160	2301299	2402983	2301299	2300706	2349833	2349575

Data 16(g) 1-5

Data 16(h) 1-5

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

Data 16(a)6, 16(c)6, 16(e)6, 16(g)6

In 2013, the number of enrolled students in China of kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 38.95 million, 93.61 million, 44.40 million and 24.36 million. Among them, the number enrolled students of public kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 19.04 million, 87.32 million, 39.78 million and 22.04 million; while those of private kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 19.90 million, 6.29 million, 4.62 million and 2.32 million.

Data 16(b)6, 16(d)6, 16(f)6, 16(h)6

Generally, the average class size of private k-12 schools is smaller than that of the public ones. The smaller average class size of private schools makes them be able to better concentrate their academic resources to students. As a result, many parents perceive private schools as providing more individualized and

14

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 17

Data 17 Calculation

Preschool		
Total number of classes	Data 17(a)	1266496
Total number of private-owned classes	Data 17(b)	672555
Total number of public classes[1]		593941
Total number of in-school students	Data 17(c)	36857624
In-school students of private-owned schools	Data 17(d)	18527444
Total number of In-school students of public classes[2]		18330180
Primary School		
Total number of classes	Data 17(e)	2566539
Total number of private-owned classes	Data 17(f)	136763
Total number of public classes[1]		2429776
Total number of in-school students	Data 17(g)	96958985
In-school students of private-owned schools	Data 17(h)	5978535
Total number of In-school students of public classes[2]		90980450
Middle School		
Total number of classes	Data 17(i)	947575
Total number of private-owned classes	Data 17(j)	87516
Total number of public classes[1]		860059
Total number of in-school students	Data 17(k)	47630607
In-school students of private-owned schools	Data 17(l)	4514091
Total number of In-school students of public classes[2]		43116516
High School		
Total number of classes	Data 17(m)	442215
Total number of private-owned classes	Data 17(n)	44296
Total number of public classes[1]		397919
Total number of in-school students	Data 17(o)	24671712
In-school students of private-owned schools	Data 17(p)	2349575
Total number of In-school students of public classes[2]		22322137

Average class size in private-owned schools 2012[3] — 33.33189
(to discard four, but treat five as a whole for decimal points) — 33 students — Data 17B

Average class size in public school 2012[4] — 40.81311
(to discard four, but treat five as a whole for decimal points) — 41 students — Data 17A

Notes:

[1] Total number of public classes = Total no. of classes - Total no. of private-owned classes

[2] In-school students of public classes
= Total no. of in-school students - In-school students of private-owned schools

[3] Average class size in private-owned classes
= Sum of in-school students of K-12 private-owned classes/ Sum of K-12 private-owned classes

[4] Average class size in public classes
= Sum of in-school students of K-12 public classes/ Sum of K-12 public classes

Data 17 continue

Chapter Two Development of China's basic education industry

Section 1 Development of basic education in China

I. Current status of basic education in China

According to students number and per student cost of the K-12 education market from 2007 to 2012, as well as the CPI of tuition fee and baby care fee and the CPI of education released by the Bureau of Statistics, the market size of China's K-12 education from 2007 to 2012 can be calculated and summarized in the chart below.

Figure & Table 7 2006-2012 market scale and growth of China's basic education (K-12)

Year	2007	2008	2009	2010	2011	2012
K-12 Market Size （100M Yuan）	13235.1	13194.6	13118.1	13014.7	13024.1	12789.2
Year-on-year Growth Rate (%)	—	-0.3%	-0.6%	-0.8%	0.1%	-1.8%

Source: Ministry of Education, National Bureau of Statistics of PRC, CCID Consulting Arrange, Nov. 2013

II. 2006-2012 market scale of China's basic education

2.1 China's basic education

2.1.1 Pre-school education

Figure & Table 8 2006-2012 numbers of kindergarten and classes in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of Kindergarten (number)	**130,495**	**129,086**	**133,722**	**138,209**	**150,420**	**166,750**	**181,251**
-Number of Private-owned Kindergarten	75,426	77,616	83,119	89,304	102,289	115,404	124,638
Total Number of Classes (number)	**788,701**	**799,135**	**824,872**	**867,894**	**971,525**	**1,255,816**	**1,266,496**
-Number of Private-owned Classes	285,746	312,802	347,934	395,050	486,564	638,812	672,555

Data 17(a)

Data 17(b)

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

11

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Data 17 continue

Figure & Table 9 2006-2012 number of enrolled and in-school students of kindergarten in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of enrolled students	**13912457**	**14336066**	**14827145**	**15468596**	**17003851**	**18273104**	**19119154**
-Number of Private-owned Kindergarten	4104503	4524106	5048109	5746897	7116312	8133958	8656223
Number of In-school Students	**22638509**	**23488300**	**24749600**	**26578141**	**29766695**	**34244456**	**36857624**
-Number of Private-owned Schools	7756871	8687481	9820338	11341694	13994694	16942090	18527444

Data 17(c)

Data 17(d)

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

2.1.2 Primary school education

Figure & Table 10 2006-2012 numbers of primary schools and classes in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of School (number)	**341639**	**320061**	**300854**	**280184**	**257410**	**241249**	**228585**
-Number of Private-owned Schools	6161	5798	5760	5496	5351	5186	5213
Total Number of Classes(number)	**2951849**	**2872008**	**2783495**	**2693551**	**2616407**	**2579093**	**2566539**
-Number of Private-owned Schools	101403	107369	113067	117467	121654	128025	136763

Data 17(e)

Data 17(f)

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

Figure & Table 11 2006-2012 numbers of enrolled and in-school students in primary schools in China

Year	2006	2007	2008	2009	2010	2011	2012
Number of Enrolled Students	**17293572**	**17360672**	**16957150**	**16377978**	**16917007**	**17367980**	**17146640**
-Number of Private-owned Schools	712489	767564	796842	840220	947235	1008252	1044393
Number of	**10711534**	**10564002**	**10331512**	**10071466**	**9940704**	**9926367**	**9695898**

Data 17(g) (please refer to the next page for the last digit)

12

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Data 17 continue

In-school Students	6	7	2	1	3	4	5
-Number of Private-owned Schools	4120907	4487915	4804015	5028766	5376255	5678255	5978535

Data 17(h)

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

2.1.3 Ordinary middle school education

Figure & Table 12 2006-2012 number of ordinary middle schools education and classes in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of Schools (number)	**60550**	**59109**	**57701**	**56167**	**54823**	**54117**	**53216**
-Number of Private-owned Schools	4550	4482	4408	4331	4259	4282	4333
Total Number of Classes (number)	**1065460**	**1037011**	**1020659**	**1009882**	**997272**	**977596**	**947575**
-Number of Private-owned Schools	77092	79915	82634	83635	84743	84811	87516

Data 17(i)

Data 17(j)

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

Figure & Table 13 2006-2012 numbers of enrolled and in-school students of ordinary middle schools in China

Year	2006	2007	2008	2009	2010	2011	2012
Number of Enrolled Students	**19236229**	**18637499**	**18561663**	**17863912**	**17154930**	**16347296**	**15707700**
-Number of Private-owned Schools	1322984	1385221	1475387	1484681	1532080	1536479	1578051
Number of In-school Students	**59373792**	**57208992**	**55741542**	**54336420**	**52759127**	**50668024**	**47630607**
-Number of Private-owned Schools	3940611	4125485	4283780	4338852	4421129	4425616	4514091

Data 17(k)

Data 17(l)

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

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Data 17 continue

2.1.4 Ordinary high school education

Figure & Table 14 2006-2012 numbers of ordinary high schools and classes in China

Year	2006	2007	2008	2009	2010	2011	2012	
Total Number of Schools (number)	16153	14607	15206	14607	14058	13688	13509	
-Number of Private-owned Schools	3246	2670	2913	2670	2499	2394	2371	
Total Number of Classes (number)	430472	428577	431840	428577	428941	435449	442215	Data 17(m)
-Number of Private-owned Schools	46691	43714	45251	43714	43540	44308	44296	Data 17(n)

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

Figure & Table 15 2006-2012 numbers of enrolled and in-school students of ordinary high school in China

Year	2006	2007	2008	2009	2010	2011	2012	
Number of Enrolled Students	8712080	8303384	8370063	8303384	8362359	8507799	8446071	
-Number of Private-owned Schools	909045	813687	825634	813687	809462	835370	821302	
Number of In-school Students	25144967	24342783	24762842	24342783	24273351	24548227	24671712	Data 17(o)
-Number of Private-owned Schools	2477160	2301299	2402983	2301299	2300706	2349833	2349575	Data 17(p)

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

In 2013, the number of enrolled students in China of kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 38.95 million, 93.61 million, 44.40 million and 24.36 million. Among them, the number enrolled students of public kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 19.04 million, 87.32 million, 39.78 million and 22.04 million; while those of private kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 19.90 million, 6.29 million, 4.62 million and 2.32 million.

Generally, the average class size of private k-12 schools is smaller than that of the public ones. The smaller average class size of private schools makes them be able to better concentrate their academic resources to students. As a result, many parents perceive private schools as providing more individualized and

14

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 18

2.1.4 Ordinary high school education

Figure & Table 14 2006-2012 numbers of ordinary high schools and classes in China

Year	2006	2007	2008	2009	2010	2011	2012
Total Number of Schools (number)	**16153**	**14607**	**15206**	**14607**	**14058**	**13688**	**13509**
-Number of Private-owned Schools	3246	2670	2913	2670	2499	2394	2371
Total Number of Classes (number)	**430472**	**428577**	**431840**	**428577**	**428941**	**435449**	**442215**
-Number of Private-owned Schools	46691	43714	45251	43714	43540	44308	44296

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

Figure & Table 15 2006-2012 numbers of enrolled and in-school students of ordinary high school in China

Year	2006	2007	2008	2009	2010	2011	2012
Number of Enrolled Students	**8712080**	**8303384**	**8370063**	**8303384**	**8362359**	**8507799**	**8446071**
-Number of Private-owned Schools	909045	813687	825634	813687	809462	835370	821302
Number of In-school Students	**25144967**	**24342783**	**24762842**	**24342783**	**24273351**	**24548227**	**24671712**
-Number of Private-owned Schools	2477160	2301299	2402983	2301299	2300706	2349833	2349575

Source: CCID Consulting arranged, Ministry of Education, Nov., 2013

In 2013, the number of enrolled students in China of kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 38.95 million, 93.61 million, 44.40 million and 24.36 million. Among them, the number enrolled students of public kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 19.04 million, 87.32 million, 39.78 million and 22.04 million; while those of private kindergartens, primary schools, ordinary middle schools and ordinary high schools were separately 19.90 million, 6.29 million, 4.62 million and 2.32 million.

Data 18

Generally, the average class size of private k-12 schools is smaller than that of the public ones. The smaller average class size of private schools makes them be able to better concentrate their academic resources to students. As a result, many parents perceive private schools as providing more individualized and

14

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 18 continue

2.2 Basic education market of Zhejiang province

2.2.1 Pre-school education

Figure & Table 16 2008-2012 numbers of kindergartens and full-time teachers in Zhejiang province

Year	2008	2009	2010	2011	2012
Number of Kindergartens	10212	10067	9863	9649	9573
—Private Ones	8227	8086	7850	7571	7466
Number of Full-time Teachers (Person)	79741	87271	95101	100019	107289
—Private Ones	50761	56505	61253	64068	67129

Source：CCID Consulting arranged, Education bureau of Zhejiang province, Nov., 2013

Figure & Table 17 2008-2012 numbers of kindergartens' enrollment, in-school students, and graduates of Zhenjiang province (Unit: person)

Year	2008	2009	2010	2011	2012
Number of Enrollment	574954	585638	599221	602523	594778
—Private Ones	354879	373228	384351	381138	364206
Number of In-school Students	1593374	1670567	1830533	1871437	1886304
—Private Ones	1014213	1083696	1197398	1232451	1214811
Number of Graduates	522636	536457	573712	596588	601833
—Private Ones	319086	339998	366728	380460	383228

Source：CCID Consulting arranged, Education bureau of Zhejiang province, Nov., 2013

2.2.2 Primary school education

Figure & Table 18 2008-2012 numbers of primary schools and full-time teachers in Zhejiang province

Year	2008	2009	2010	2011	2012
Number of Schools	4417	4147	3989	3818	3698
—Private Ones	212	197	186	187	197

15

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 19

China's per capita GDP was growing continuously. In recent years, due to the increase of disposable income of urban and rural residents, the transformation of China's economic structure and the increase of social employment pressure, the consumption structure of China's urban residents and rural residents are starting to change. The urban residents' and rural residents' consumption has been shifting its focus from material consumption to non-material consumption. Especially after 2009, after the implementation of the government employee's Sunlight Compensation Program, part of the salary of the compulsory education teachers are now performance-based. Meanwhile, driven by the state consumption stimulating policy, China's urban residents' per capita education and culture entertainment consumption has been growing steadily. The spending on education and cultural entertainment services has been greatly increased.

Comparing the urban residents' per capital consumption spending structure in the four years of 1995, 2009, 2010, and 2011, the spending on education and cultural entertainment services has increased from 9.36% in 1995 to 12.21% in 2011.

Data 19(a) Data 19(b) Data 19(c)

China's GDP grew at a CAGR of 14.84% from RMB 21.6 trillion in 2006 to RMB 56.9 trillion in 2013. This rapid growth has increased the disposable income of Chinese consumer and led to a change in spending habits. The per capita disposable income of urban residents has increased by a CAGR of 12.58% from RMB 11759 in 2006 to RMB 26955 in 2013. And the average household spending on educational and cultural entertainment services has amounted to 12.73% of total annual per capital consumption in urban areas in 2013, ranking as the third largest item of expenditure after food, and transportation and communication. The rise in disposable income has been particularly significant among the urban population, which has grown at a CAGR of 16.17% from 6.9 trillion yuan in 2006 to 19.7 trillion yuan in 2013. The increase in size and affluence of the urban population in China has driven a significant growth in consumption.

5

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 20

China's per capita GDP was growing continuously. In recent years, due to the increase of disposable income of urban and rural residents, the transformation of China's economic structure and the increase of social employment pressure, the consumption structure of China's urban residents and rural residents are starting to change. The urban residents' and rural residents' consumption has been shifting its focus from material consumption to non-material consumption. Especially after 2009, after the implementation of the government employee's Sunlight Compensation Program, part of the salary of the compulsory education teachers are now performance-based. Meanwhile, driven by the state consumption stimulating policy, China's urban residents' per capita education and culture entertainment consumption has been growing steadily. The spending on education and cultural entertainment services has been greatly increased.

Comparing the urban residents' per capital consumption spending structure in the four years of 1995, 2009, 2010, and 2011, the spending on education and cultural entertainment services has increased from 9.36% in 1995 to 12.21% in 2011.

China's GDP grew at a CAGR of 14.84% from RMB 21.6 trillion in 2006 to RMB 56.9 trillion in 2013. This rapid growth has increased the disposable income of Chinese consumer and led to a change in spending habits. The per capita disposable income of urban residents has increased by a CAGR of 12.58% from RMB 11759 in 2006 to RMB 26955 in 2013. And the average household spending on educational and cultural entertainment services has amounted to 12.73% of total annual per capital consumption in urban areas in 2013, ranking as the third largest item of expenditure after food, and transportation and communication. The rise in disposable income has been particularly significant among the urban population, which has grown at a CAGR of 16.17% from 6.9 trillion yuan in 2006 to 19.7 trillion yuan in 2013. The increase in size and affluence of the urban population in China has driven a significant growth in consumption.

Data 20(a)

Data 20(b)

Data 20(c)

5

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 21

ordinary high school students; there were 211 private ordinary middle schools with 190,800 students which accounted for 12.8% of the total number of ordinary middle school students; there were 197 private ordinary primary schools with 390,400 students which accounted for 11.3% of the total number of ordinary primary school students; and there were 7,466 private kindergartens with 1,214,800 students which accounted for 64.4% of the total number of kindergarten students.

In 2013, the total number of students enrolled in private K- 12 schools in Zhejiang province is 1980700. The average percentage of the number of “Exceptional Teachers” over total teachers in each school is 0.27% as of 2013 in Zhejiang province.

II. Competition of private elementary educational sector in Yangtze River Delta region

2.1 Overview

In 2012, there were 311 private ordinary high schools in Yangtze River Delta area with 363,200 students on campus which accounted for 16.2% of the total number of ordinary high school students; there were 412 private ordinary middle schools with 536,300 students in school which accounted for 13.8% of the total number of ordinary middle school students; there were 461 private ordinary primary schools with 732,700 students in school which accounted for 8.7% of the total number of ordinary primary school students; and there were 9544 private kindergartens with 1,923,300 students in the garden which accounted for 42.1% of the total number of kindergarten students.

Data 21(a)

Data 21(b)

Data 21(c)

2.2 Competition pattern

According to the analysis of data released by Education Department (Bureau) and Statistical Bureau in the Yangtze River Delta region, in terms of both number of all typeset of schools and student scale, Zhejiang is far more than Jiangsu and Shanghai. Therefore, as for private educational institutions in Yangtze River Delta region, Zhejiang Province also has a strong advantage in private educational institutions.

According to CCID Consulting's data processing, Hailiang Educational Group is the largest one in the current private basic educational market (K-12 Education) in Yangtze River Delta region, it has formed an integration of school pattern, including pre-school education, compulsory education, high school education, and international education.

26

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 22

Figure & Table 3 2008-2012 GDP and growth rate of Yangtze River Delta region

120, 000
100, 000
80, 000
60, 000
40, 000
20, 000
0
15%
10%
5%
0%
12. 2%
86, 313
100, 624
108, 765
11. 9%
9. 8%
8. 9%
2008
2009
2010
2011
2012
Regional GDP (100M…

Source: National Bureau of Statistics of PRC, CCID Consulting Arranged, Nov. 2013

III. Social / population environment

The increase in size and affluence of the population has driven a significant growth in consumption.

3.1 Demographic characteristics

Data 22(a)

China began to implement One Child Policy gradually since the 1970s. From the perspective of education career development, the family planning policy promotes the family's emphasis on their children's education to a great extent, and greatly increases a family's investment in education spending, especially in cities. With the emergence of all forms of education and the rise of private education, high-quality personalized education and diversified education content is preferred by more and more families. Private schools with better quality and diversified curriculums have gained their popularity among city residents.

IV. Urban resident consumption

4.1 Urban residents per capita disposable income

China's urban population has been increasing at a CAGR of 3.43% from 582.9 million in 2006 to 711.8 million in 2012. According to the data of "2012 Statistics Bulletin of National Economy and Social Development" by National Bureau of Statistics of PRC on Feb. 23, 2013, the urban residents per capita disposable income was 24,565 Yuan in 2012, increased by 12.6% compared with that of 2011. From 2006 to 2012, the average nominal CAGR of China's urban residents per capital disposable income reached 13%. In the future, China's overall economy and the average wage in the PRC are expected to continue to grow

3

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 22 continue

III. 2012 Market Competition of China's Basic education

3.1Comparison between public/private schools

3.1.1 Teacher

Competition landscape and teaching quality of different education agencies are determined by the quality and quantity of teachers.

As to the general number of full-time teachers of basic education, from 2006 to 2012, a stable increase rate was kept. From 2006 to 2012, yearly CAGE was 1.3%. Comparing the number of full-time teachers of public schools with that of private schools, obviously, we will find that the number of full-time teachers of private basic education has been increased fast, and it looks as a rising trend in the contrast of structure. Among them, from 2006 to 2012, number of full-time teachers of private basic education has a yearly CAGR of 6.8%, which is much higher than the average, and also much higher than that of public basic education, which is 0.8%.

It can be seen that with the further development of private basic education and increasingly diversified education demands, coupled with the further improvement of the software and hardware condition and management level of private basic education, the reserves of private basic education in teachers and private basic education's attraction to good teachers are rising.

3.1.2 Curriculum design

The policy of "Reform and opening-up" implemented by the Chinese government since 1978 as well as market economy development led to diversification of economic structure, industry structure, people's viewpoints and ideas and life style. Since different people have different needs on education, people are also diversified in choosing education. The diversification of talent selection actually means the diversification of needs of education by the society. Meanwhile, in China, the era of "one family has multi-children" has passed. Most of the families have only one child. Parents have great ambitions on their children. They would let their children attend schools at any cost. Therefore, people find that "knowledge is wealth". The fact that students are eager to study and pursue the enhancement of overall abilities has become the key needs to current basic education.

Data 22(b)

Traditional and regulated public basic education has not been able to meet the needs of family and society on education diversification, while emerging private basic education is more helpful to form diversified educational structure, content and model, as well as meeting the needs of family and society on the choice of education diversification.

This diversified educational structure, content and model embody great difference on curriculum design between public and private basic education.

21

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 23

III. 2012 Market Competition of China's Basic education

3.1Comparison between public/private schools

3.1.1 Teacher

Competition landscape and teaching quality of different education agencies are determined by the quality and quantity of teachers.

As to the general number of full-time teachers of basic education, from 2006 to 2012, a stable increase rate was kept. From 2006 to 2012, yearly CAGE was 1.3%. Comparing the number of full-time teachers of public schools with that of private schools, obviously, we will find that the number of full-time teachers of private basic education has been increased fast, and it looks as a rising trend in the contrast of structure. Among them, from 2006 to 2012, number of full-time teachers of private basic education has a yearly CAGR of 6.8%, which is much higher than the average, and also much higher than that of public basic education, which is 0.8%.

It can be seen that with the further development of private basic education and increasingly diversified education demands, coupled with the further improvement of the software and hardware condition and management level of private basic education, the reserves of private basic education in teachers and private basic education's attraction to good teachers are rising.

3.1.2 Curriculum design

The policy of "Reform and opening-up" implemented by the Chinese government since 1978 as well as market economy development led to diversification of economic structure, industry structure, people's viewpoints and ideas and life style. Since different people have different needs on education, people are also diversified in choosing education. The diversification of talent selection actually means the diversification of needs of education by the society. Meanwhile, in China, the era of "one family has multi-children" has passed. Most of the families have only one child. Parents have great ambitions on their children. They would let their children attend schools at any cost. Therefore, people find that "knowledge is wealth". The fact that students are eager to study and pursue the enhancement of overall abilities has become the key needs to current basic education.

Data 23 (a)

Traditional and regulated public basic education has not been able to meet the needs of family and society on education diversification, while emerging private basic education is more helpful to form diversified educational structure, content and model, as well as meeting the needs of family and society on the choice of education diversification.

This diversified educational structure, content and model embody great difference on curriculum design between public and private basic education.

21

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 23 continue

Data 23(a) continue

Since private basic education institutes have the features of diversification in school running models, independent power of school running, the integration of boarding and advanced school running concepts, they have many advantages in curriculum designing. Their curriculum designing is more close to the needs of customers and the market.

3.1.3 Salary

In private schools, teachers' salary is higher than those of public schools, which is usually one of the "charm sources". This is because private school is run in an enterprise way; and in recent years, further "survival of the fittest" in private schools and further development and even integration of some public schools has made further development and enlargement. Also private schools provide a better profession development platform and more competitive salary to teachers as well as dynamic adjustment according to personal performance.

Data 23(b)

While in public schools, teachers' salary is not based on their performance. It's arranged in order of seniority, which impedes the quick development of good talents. Meanwhile, in public schools, teachers' salary is stable. However, since 1st January, 2009, China carried out the reformation of performance salary principle to teachers of public schools. This policy became workable and implemented, which ignited working passions of teachers of public primary and middle schools. This also brought unprecedented pressure. Even so, in public schools, teachers' salary still has upper limit. Compared to that of private schools, this is not that flexible and efficient.

Section 2 Current development situation of private basic education field in China

I. Overall development situation

As people's living standard is improving continuously, a lot of people hope that their children can get good education. Some parents don't have enough time to take care of and give guidance to their children. They hope that their children could be looked after and cultivated well by their schools; more parents wish to strengthen education on foreign language, computer, art, etc. to their children in order to meet the needs of specialty training; and quite a few parents want to choose schools because the schools in the communities they're living in are not satisfactory. At present, Chinese public education can't meet this kind of needs completely. While in recent years, emerging private schools of basic education complies with the needs of social diversification. The development of private schools has met the needs of some parents and students. At the same time, it also alleviated the contradiction between the enrollment and demand of schools which are of better condition.

Data 23(c)

From 2006 to 2013, the total number of private K-12 schools increased from 89383 to 145817. The total number of students enrolled in private k-12 schools increased to 33128400 at a CAGR of 8.85% during the same period, with the proportion of students enrolled in private school increasing from 8.5% to

22

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 24

Since private basic education institutes have the features of diversification in school running models, independent power of school running, the integration of boarding and advanced school running concepts, they have many advantages in curriculum designing. Their curriculum designing is more close to the needs of customers and the market.

3.1.3 Salary

In private schools, teachers' salary is higher than those of public schools, which is usually one of the "charm sources". This is because private school is run in an enterprise way; and in recent years, further "survival of the fittest" in private schools and further development and even integration of some public schools has made further development and enlargement. Also, private schools provide a better profession development platform and more competitive salary to teachers, as well as dynamic adjustment according to personal performance.

While in public schools, teachers' salary is not based on their performance. It's arranged in order of seniority, which impedes the quick development of good talents. Meanwhile, in public schools, teachers' salary is stable. However, since 1st January, 2009, China carried out the reformation of performance salary principle to teachers of public schools. This policy became workable and implemented, which ignited working passions of teachers of public primary and middle schools. This also brought unprecedented pressure. Even so, in public schools, teachers' salary still has upper limit. Compared to that of private schools, this is not that flexible and efficient.

Section 2 Current development situation of private basic education field in China

I. Overall development situation

As people's living standard is improving continuously, a lot of people hope that their children can get good education. Some parents don't have enough time to take care of and give guidance to their children. They hope that their children could be looked after and cultivated well by their schools; more parents wish to strengthen education on foreign language, computer, art, etc. to their children in order to meet the needs of specialty training; and quite a few parents want to choose schools because the schools in the communities they're living in are not satisfactory. At present, Chinese public education can't meet this kind of needs completely. While in recent years, emerging private schools of basic education complies with the needs of social diversification. The development of private schools has met the needs of some parents and students. At the same time, it also alleviated the contradiction between the enrollment and demand of schools which are of better condition.

Data 24

From 2006 to 2013, the total number of private K-12 schools increased from 89383 to 145817. The total number of students enrolled in private k-12 schools increased to 33128400 at a CAGR of 8.85% during the same period, with the proportion of students enrolled in private school increasing from 8.5% to

22

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 25

to realize self-valuation.

2.2.2The private schools are the pioneer of education internationalization

Education internationalization will be an inevitable result of historical evolution. It is an irresistible trend. There were three big internalization waves in China's educational history. At present, China's reform and opening up is deepened. And education must adapt or even advance the globalization of China's economy.

III. Competition major pattern

According to CCID Consulting statistics, the scale of students of nationwide private basic education in 2012 was 31,369,645. The number of Top 10 schools' students was 155,518, with the CR10% of 0.496%.

Data 25

Figure & Table 33 2012 market competition pattern of China's private basic education(K-12 education)

Ranking	Educational Institution	Students Scale (People)	Market Share (%)
1	Henan Chunlai Education Group	29,300	0.093%
2	Xiangyu Education Group	17,400	0.055%
3	Hailiang Education Group	16,816	0.054%
4	Noah Education Holdings Ltd.	15,200	0.048%
5	Baishu Education Group	13,846	0.044%
6	New Epoch Education Group	13,476	0.043%
7	Zhuji Ronghuai School	12,880	0.041%
8	Maple Leaf Educational Systems	12,500	0.040%
9	Xishan Education Group	12,000	0.038%
10	Shilin Yucai Education Group	11,500	0.037%
—	Others	31,214,127	99.504%
	Total	**31,369,645**	**100.0%**

Source: CCID Consulting arranged, Ministry of Education, Nov. 2013.
This data includes only K-12 education data of education enterprise.

Section 3 2012 competition of private basic education sector of Zhejiang province and Yangtze River Delta region

I. Competition of Zhejiang private K-12 educational sector

In 2012, there were 164 private ordinary high schools in Zhejiang province with 183,500 students on campus which accounted for 21% of the total number of

25

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 26

Data 26

Figure & Table 34 Market competition pattern of private basic education (K-12 Education) of Yangtze River Delta region in 2012

Ranking	School	Kindergarten	Primary School	Middle School	High School	School Founded Time	School Founded Location	Number of Students
1	Hailiang Education Group	✓	✓	✓	✓	1995	Zhuji	16816
2	Zhuji Ronghuai School	✓	✓	✓	✓	1996	Zhuji	12880
3	Jiangsu Zhiyuan Education Group		✓		✓	2001	Siyang	11200
4	Huamao Group		✓	✓	✓	1999	Ningbo	10800
5	Xiangyu Education Group		✓	✓		1999	Huai'an	9000

Source: CCID Consulting arranged, Ministry of Education of Jiangsu Province, Educational Department of Shanghai, Educational Department of Zhejiang, Nov., 2013.
The data include only K-12 education data of education enterprise, till Jun. 30, 2013.

27

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 27

Chapter Three Development of China's private international schools

Section 1 Development of China's overseas students' education industry

I. Development of the scale of people study abroad in China

Studying abroad has become an important channel for students to access higher education and greater career opportunities. According to Ministry of Education statistics, from 1978 to 2012, China's total number of students studying abroad increased greatly. In 1978 before China's "reform and opening up", there were less than 1,000 students studying abroad, while in 2013 there were 413.9 thousand students studying abroad, increased at a CAGR of 19.30%..

Data 27(a)

Figure & Table 35 2000-2012 number of Chinese students studying abroad and the growth rate

45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
200%
150%
100%
50%
0%
-50%
-100%
115.4%
62.5%
48.8%
-6.2%
-2.1%
3.3%
13.1%
7.5%
24.9%
22.9
28.5
34.0
40.0
19.3%
17.7%
18.0
27.5%
24.2%
3.9
8.4
12.5
11.7
11.5
11.9
13.4
14.5
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total number of students studying abroad (10,000)
Growth rate (%)

Source: CCID Consulting arranged, Ministry of Education of China, Nov., 2013.

28

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 27 continue

studying abroad of students from working families are increasing. This increase, in turn, promotes Chinese studying abroad education market to change from a small minority of "elite study" into the public freedom of choice of "independent study abroad."

Data 27(b)

2.2 Major destinations for studying overseas: America, Australia, the UK, and Canada

According to the statistics given by the International Cooperation and Communication Department of the Ministry of Education China, Chinese overseas students cover more than 100 countries. But most of them, about 74%, are studying in America, Australia, the UK, and Canada, etc.

2.3 Pressure of competition and international perspective promote the market of high school international classes

Rapid growth of the number of students studying abroad is largely because more and more parents have a strong sense of competition and an international perspective. The talent competition in the future is not just in the domestic environment. With the process of globalization and in-depth opening up of China's economy, the talent competition will become global and diversified. The demand to study abroad, in turn, becomes one of the main reasons for Chinese families choosing international education programs.

In addition, with the continuous development of China's urbanization and in-depth development and reform of China's economy, the employment pressure in China's cities becomes more prominent. At present, employment pressure of graduates of domestic universities is becoming higher and higher. The requirements of the employer of the graduates are also growing. They are not only shown in the requirements for academic qualifications, but also in the overall quality of students. Through studying abroad, students enhance their competitive advantages in international perspective, the school brand, English language ability and personal experience, and therefore enhance their future employability.

Section 2 Development situation and forecast of China's international schools

I. Market size of China's international schools

Up to December, 2012, China has had 285 international schools with 144, 436 students. The number is expected to rise in the coming years, because of, among other things, an increase in the number of students studying abroad. Chinese international schools industry showed an overall rising trend. Its market share increased. It formed an intense competition, and the market was more segmented. The international educational institutions paid more attention to the quality of teaching, the diversification of curriculum brand building, and

30

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 28

Chapter Three Development of China's private international schools

Section 1 Development of China's overseas students' education industry

I. Development of the scale of people study abroad in China

Studying abroad has become an important channel for students to access higher education and greater career opportunities. According to Ministry of Education statistics, from 1978 to 2012, China's total number of students studying abroad increased greatly. In 1978 before China's "reform and opening up" , there were less than 1,000 students studying abroad, while in 2013 there were 413.9 thousand students studying abroad, increased at a CAGR of 19.30%..

Figure & Table 35 2000-2012 number of Chinese students studying abroad and the growth rate

45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
200%
150%
100%
50%
0%
-50%
-100%
62.5%
115.4%
48.8%
-6.2%
-2.1%
3.3%
13.1%
7.5%
24.9%
27.5%
24.2%
28.5
19.3%
17.7%
3.9
8.4
12.5
11.7
11.5
11.9
13.4
14.5
18.0
22.9
34.0
40.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total number of students studying abroad (10,000)
Growth rate (%)

Source: CCID Consulting arranged, Ministry of Education of China, Nov., 2013.

Data 28

28

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 28 continue

Data 28

II. Chinese study abroad trends and characteristics

2.1 Studying abroad tend to be more popular

2.1.1 Studying abroad at one's own expense is the main form

In 1980s and 1990s, Chinese students studying abroad was mainly at public expense, when it came to the 21st century, the number of study abroad at their own expense increased rapidly, from 2001 to 2012, the proportion of study abroad at one's own expense remained at about 90%.

2.1.2 From high income classes to working classes

In 1985, the government proposed the studying abroad policy and the "support study abroad and encourage return homeland, freedom of movement," encouraging study abroad at one's own expense. Because of it, more working families joined trend of studying abroad.

Among students studying at their own expense, working families are taking an increasing proportion. According to international talent blue book "Report of 2012 on the Development of Chinese Students Studying Abroad" which is jointly announced by the Social Science Documentation Publishing House and China and Globalization Research Center, among the students studying abroad before 2009 and went back home afterwards, students comes from working families only accounted for 2%, and the proportion has increased to 34% in 2012.

Since Chinese families are willing to invest in the education of their children, and with the appreciation of the RMB, as well as wealth and economic growth,

29

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 29

began to stake their claims. Many international educational institutions have also grown through private financing or consolidation in order to capture greater market share. The bilingual education market was further subdivided, from kindergarten, primary and secondary schools, to one-to-one counseling, and quality education, etc. International schools developed from competing in first and second-tier cities to layout in third and fourth-tier cities. Many international educational institutions developed and integrated through financing in order to improve the share of the market segments.

A large number of international programs are set up by companies, schools or foundations while others are affiliated with foreign governments. The industry category of Chinese international schools was also divided into four categories:

First: International schools held by legitimated foreign institutes, branches of foreign companies in China and foreigners who have the legitimated residence right in China, for example, International School of Beijing and Montessori School of Beijing. According to China's policy, these schools cannot have branches and can only enroll children of foreigners who have the legitimated residential rights in China. Children of Chinese citizens within the territory of China cannot be enrolled. The operation funds are gathered by the applicants themselves. These schools are forbidden to engage in any commercial activities and other profitable undertakings. Up to November 21, 2012, China have 116 such international schools for children of foreigners in China approved by the Ministry of Education according to the official data, of which 20 are in Beijing, 21 in Shanghai, 10 in Tianjin, 18 in Guangdong, 10 in Jiangsu, 12 in Shandong, 3 in Fujian, 6 in Liaoning, 2 in Jilin, Shaanxi, Zhejiang, Sichuan, and Hubei respectively, and 1 in Chongqing, Yunnan, Hebei, Hunan, Qinghai, and Jiangxi respectively.

Data 29

Second: The international branch of local schools. Their AP and A-level courses are training classes for Chinese students. Although their courses are foreign types, their class modes, education value and the formation of students are Chinese type. The International Department of Shanghai High School, the International Department of the Affiliated high School of Shanghai International Studies University, the International Department of Beijing NO.4 High School, and the International Department of the High School Affiliated to Renmin University of China are typical ones.

Third: Tutoring centers held by foreign institutes and individuals, such as, Qinghai South Korean Tutoring Center in Shanghai and Feixiang Japanese Tutoring Center in Shanghai.

Fourth: Schools who are approved to receive both Chinese and foreign students. These schools all adopt international programs with independent campus. Their curriculum, education value, infrastructure, and the formation of students are all international standard. Beijing City International School and Dulwich College Beijing are typical ones.

The first category is the traditional international schools which only enroll

31

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 30

Chapter Three Development of China's private international schools

Section 1 Development of China's overseas students' education industry

I. Development of the scale of people study abroad in China

Studying abroad has become an important channel for students to access higher education and greater career opportunities. According to Ministry of Education statistics, from 1978 to 2012, China's total number of students studying abroad increased greatly. In 1978 before China's "reform and opening up" , there were less than 1,000 students studying abroad, while in 2013 there were 413.9 thousand students studying abroad, increased at a CAGR of 19.30%..

Figure & Table 35 2000-2012 number of Chinese students studying abroad and the growth rate

45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
200%
150%
100%
50%
0%
-50%
-100%
62.5%
115.4%
48.8%
-6.2%
-2.1%
3.3%
13.1%
7.5%
24.9%
27.5%
24.2%
19.3%
17.7%
3.9
8.4
12.5
11.7
11.5
11.9
13.4
14.5
18.0
22.9
28.5
34.0
40.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total number of students studying abroad (10,000)
Growth rate (%)

Source: CCID Consulting arranged, Ministry of Education of China, Nov., 2013.

Data 30(a)

28

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 30 continue

Data 30(b)

began to stake their claims. Many international educational institutions have also grown through private financing or consolidation in order to capture greater market share. The bilingual education market was further subdivided, from kindergarten, primary and secondary schools, to one-to-one counseling, and quality education, etc. International schools developed from competing in first and second-tier cities to layout in third and fourth-tier cities. Many international educational institutions developed and integrated through financing in order to improve the share of the market segments.

Data 30(c)

A large number of international programs are set up by companies, schools or foundations while others are affiliated with foreign governments. The industry category of Chinese international schools was also divided into four categories:

First: International schools held by legitimated foreign institutes, branches of foreign companies in China and foreigners who have the legitimated residence right in China, for example, International School of Beijing and Montessori School of Beijing. According to China's policy, these schools cannot have branches and can only enroll children of foreigners who have the legitimated residential rights in China. Children of Chinese citizens within the territory of China cannot be enrolled. The operation funds are gathered by the applicants themselves. These schools are forbidden to engage in any commercial activities and other profitable undertakings. Up to November 21, 2012, China have 116 such international schools for children of foreigners in China approved by the Ministry of Education according to the official data, of which 20 are in Beijing, 21 in Shanghai, 10 in Tianjin, 18 in Guangdong, 10 in Jiangsu, 12 in Shandong, 3 in Fujian, 6 in Liaoning, 2 in Jilin, Shaanxi, Zhejiang, Sichuan, and Hubei respectively, and 1 in Chongqing, Yunnan, Hebei, Hunan, Qinghai, and Jiangxi respectively.

Second: The international branch of local schools. Their AP and A-level courses are training classes for Chinese students. Although their courses are foreign types, their class modes, education value and the formation of students are Chinese type. The International Department of Shanghai High School, the International Department of the Affiliated high School of Shanghai International Studies University, the International Department of Beijing NO.4 High School, and the International Department of the High School Affiliated to Renmin University of China are typical ones.

Third: Tutoring centers held by foreign institutes and individuals, such as, Qinghai South Korean Tutoring Center in Shanghai and Feixiang Japanese Tutoring Center in Shanghai.

Fourth: Schools who are approved to receive both Chinese and foreign students. These schools all adopt international programs with independent campus. Their curriculum, education value, infrastructure, and the formation of students are all international standard. Beijing City International School and Dulwich College Beijing are typical ones.

The first category is the traditional international schools which only enroll

31

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 31(A) calculation:

2013 percentage of total number of in-school students of private K-12 schools:

= students enrolled in our schools/total number of students in private K-12 schools in China

= 16875/33128400 (i.e. Data 31(a)) x 100%

= 0.0509, i.e. 0.051% (roundup to 3 decimal place) Data 31A

Data 31(B) calculation:

2013 percentage of total number of in-school students of private K-12 school in Zhejiang province:

= students enrolled in our school/total number of students enrolled in private K-12 schools in Zhejiang

= 16875/1980700 (i.e. Data 31(b)) x 100%

= 0.85197 (roundup to 3 decimal place)

= 0.852% Data 31B

Data 31 Calculation.docx

Data 31 continue

Since private basic education institutes have the features of diversification in school running models, independent power of school running, the integration of boarding and advanced school running concepts, they have many advantages in curriculum designing. Their curriculum designing is more close to the needs of customers and the market.

3.1.3 Salary

In private schools, teachers' salary is higher than those of public schools, which is usually one of the "charm sources". This is because private school is run in an enterprise way; and in recent years, further "survival of the fittest" in private schools and further development and even integration of some public schools has made further development and enlargement. Also, private schools provide a better profession development platform and more competitive salary to teachers, as well as dynamic adjustment according to personal performance.

While in public schools, teachers' salary is not based on their performance. It's arranged in order of seniority, which impedes the quick development of good talents. Meanwhile, in public schools, teachers' salary is stable. However, since 1st January, 2009, China carried out the reformation of performance salary principle to teachers of public schools. This policy became workable and implemented, which ignited working passions of teachers of public primary and middle schools. This also brought unprecedented pressure. Even so, in public schools, teachers' salary still has upper limit. Compared to that of private schools, this is not that flexible and efficient.

Section 2 Current development situation of private basic education field in China

I. Overall development situation

As people's living standard is improving continuously, a lot of people hope that their children can get good education. Some parents don't have enough time to take care of and give guidance to their children. They hope that their children could be looked after and cultivated well by their schools; more parents wish to strengthen education on foreign language, computer, art, etc. to their children in order to meet the needs of specialty training; and quite a few parents want to choose schools because the schools in the communities they're living in are not satisfactory. At present, Chinese public education can't meet this kind of needs completely. While in recent years, emerging private schools of basic education complies with the needs of social diversification. The development of private schools has met the needs of some parents and students. At the same time, it also alleviated the contradiction between the enrollment and demand of schools which are of better condition.

Data 31(a) →

From 2006 to 2013, the total number of private K-12 schools increased from 89383 to 145817. The total number of students enrolled in private k-12 schools increased to 33128400 at a CAGR of 8.85% during the same period, with the proportion of students enrolled in private school increasing from 8.5% to

22

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 31 continue

ordinary high school students; there were 211 private ordinary middle schools with 190,800 students which accounted for 12.8% of the total number of ordinary middle school students; there were 197 private ordinary primary schools with 390,400 students which accounted for 11.3% of the total number of ordinary primary school students; and there were 7,466 private kindergartens with 1,214,800 students which accounted for 64.4% of the total number of kindergarten students.

Data 31(b)

In 2013, the total number of students enrolled in private K- 12 schools in Zhejiang province is 1980700. The average percentage of the number of "Exceptional Teachers" over total teachers in each school is 0.27% as of 2013 in Zhejiang province.

II. Competition of private elementary educational sector in Yangtze River Delta region

2.1 Overview

In 2012, there were 311 private ordinary high schools in Yangtze River Delta area with 363,200 students on campus which accounted for 16.2% of the total number of ordinary high school students; there were 412 private ordinary middle schools with 536,300 students in school which accounted for 13.8% of the total number of ordinary middle school students; there were 461 private ordinary primary schools with 732,700 students in school which accounted for 8.7% of the total number of ordinary primary school students; and there were 9544 private kindergartens with 1,923,300 students in the garden which accounted for 42.1% of the total number of kindergarten students.

2.2 Competition pattern

According to the analysis of data released by Education Department (Bureau) and Statistical Bureau in the Yangtze River Delta region, in terms of both number of all typeset of schools and student scale, Zhejiang is far more than Jiangsu and Shanghai. Therefore, as for private educational institutions in Yangtze River Delta region, Zhejiang Province also has a strong advantage in private educational institutions.

According to CCID Consulting's data processing, Hailiang Educational Group is the largest one in the current private basic educational market (K-12 Education) in Yangtze River Delta region, it has formed an integration of school pattern, including pre-school education, compulsory education, high school education, and international education.

26

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 32

全国民办教育先进集体、
先进工作者评选中荣获
全国民办教育先进集体
教育部中国教师发展基金会
二〇一〇年十一月

English translation:

National Private Education Leading Group,

Awarded through the selection of Leading Educator

Leading Private Education Institute in China

Department of Education China Foundation for Teacher Development

November 2010

Data 32 Leading Institute English translation.docx

Data 33

浙江省诸暨市海亮学校
全国先进民办学校
中国民办教育协会
二〇〇九年·北京

English translation:

Zhejiang Zhuji Hailiang School

Leading National Private School

Chinese Association for Non-Government Education

2009, Beijing

Data 39 English translation.docx

2013中国民企500强揭晓 苏宁联想华为居前三|500强|2013|苏宁_新浪财经_新浪网 Page 1 of 26

Data 34

Please refer to the next page for the English translation of the marked paragraphs.

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新闻 500强 Submit Qu

2013中国民企500强揭晓 苏宁联想华为居前三

2013年08月29日 10:18 新浪财经 微博 我有话说(4,174人参与)

【相关专栏】苏宁等电商与传统银行博弈游刃有余

新浪财经讯 8月29日消息 由全国工商联发布的"2013中国民企500强"今日揭晓，苏宁以2327亿总营收排名第一，联想控股、华为分别以2266亿和2201亿紧随其后，江苏沙钢、山东魏桥、浙江吉利、大连万达、雨润控股、万科企业、美的集团分列四至十位。今年民企500强入围门槛提高至77亿，但增速下降明显，500强营收总额则突破10万亿。

以下是2013年中国民营企业500强榜单：

500强	企业名称	省、自治区、直辖市	所属行业	2012年营收总额(万元)
1	苏宁电器[微博]集团	江苏省	零售业	23,272,272
2	联想控股有限公司	北京市	计算机、通信和其他电子设备制造业	22,664,582
3	华为投资控股有限公司	广东省	计算机、通信和其他电子设备制造业	22,019,800
4	江苏沙钢集团有限公司	江苏省	黑色金属冶炼和压延加工业	21,803,696
5	山东魏桥创业集团有限公司	山东省	有色金属冶炼和压延加工业	18,651,498
6	浙江吉利控股集团有限公司	浙江省	汽车制造业	15,489,452
7	大连万达集团股份有限公司	辽宁省	房地产业	14,168,000
8	雨润控股集团有限公司	江苏省	食品制造业	10,616,987
9	万科企业股份有限公司	广东省	房地产业	10,311,625
10	美的集团股份有限公司	广东省	电气机械和器材制造业	10,265,111
11	恒力集团有限公司	江苏省	化学纤维制造业	8,501,258
12	新疆广汇实业投资(集团)有限责任公司	新疆维吾尔自治区	零售业	8,271,091
13	三一集团有限公司	湖南省	专用设备制造业	8,236,876
14	新希望集团有限公司	四川省	农、林、牧、渔服务业	8,063,941
15	海亮集团有限公司	浙江省	有色金属冶炼和压延加工业	7,852,780
16	浙江恒逸集团有限公司	浙江省	化学纤维制造业	7,032,005
17	中天钢铁集团有限公司	江苏省	黑色金属冶炼和压延加工业	7,019,947

Data 34(a)

头条推荐

【财经】人民日报四问楼市：不会出现断崖式暴跌
【科技】工信部推新规治理iMessage垃圾短信
【博客】李静：八八我没心没肺的男闺蜜戴军
【历史】揭秘：谁是第一个喊"毛主席万岁"的人
【读书】优劣悬殊：抗美援朝敌我装备差距有多大
【专栏】世界杯期间全球资产疯涨 中国消费被低估

24小时点击排行 24小时评论排行

人民日报四问楼市会像冰山吗：不会断崖式暴跌
中国足球股市都衰的原因
沪指涨0.74%现六连阳 创业板涨0.93%创指1400点
地方债规模于"土地拜物教"
多家股份制银行获批定向降准 招行在列
青岛668套小产权房转正黑幕曝光 公务员被举报
神木打droit产局长身家上亿：曾放贷给集资大王师
IPO开闸7新股本周发行 新规下打新仍有窍门
光明被曝强制员工每人买3箱奶粉 不买就走人
甘肃中药材价格又现周期性暴跌：党参跌超80%

微博转发最多

一个中国商人典型创业路：成立一家公司要跑39
光明被曝强制员工每人买3箱奶粉 不买就走人
调查称事业单位幸福感低于企业 国企员工最抑郁
ISO9001认证被曝给钱就能通过，只要配合好
审计署通报西电东送工程违规：私设逾13亿小金库

为何中国足球股市都衰

千名校长现垃圾填埋场

热点博客

苏鑫：一线城市哪些房子会降价？
钮文新：不同意吴敬琏的观点
刘胜威：房价降下去 股指升起来
叶檀：中国大妈买金输给了美联储
时寒冰：IPO重启下的股市困局
方泉："微刺激"虫吃饭行情
陈思进：驳任志强"房价拐点未到论"
陶冬：联储声明寻先机 美选举现变数
冉学东："闭上眼睛"打新股
王海滨：从常识看中国财富转移时刻

Source: Sina Finance

http://finance.sina.com.cn/leadership/mroll/20130829/101816602059.shtml 6/16/2014

Data 34 continue

English translation for Data 34(a)

Top 500 Chinese Private Enterprises for 2013 Announced with Suning, Legend Holdings and Huawei as the Top Three

According to *finance.sina.com.cn* on August 29, the "Top 500 Chinese Private Enterprises for 2013" were announced by All-China Federation of Industry & Commerce today. Suning ranked No.1 with its operation revenue of RMB232.7 billion, followed by Legend Holdings and Huawei with their operation revenue of RMB226.6 billion and 220.1 billion respectively. Jiangsu Shagang, Shandong Weiqiao, Zhejiang Geely, Dalian Wanda, Yurun Group, Vanke and Midea Group ranked from No. 4 to No. 10 respectively. The threshold of the operation revenue for the enterprises to be shortlisted in the top 500 private enterprises has been uplifted to RMB7.7 billion. However, the growth rate has decreased obviously. The total operation revenue of all the top 500 enterprises exceeded RMB10 trillion.

Top 500 Chinese Private Enterprises for 2013 are listed below.

Rank	Enterprise Name	Location (province, autonomous region, municipality directly under the central government)	Industry	Operation Revenue in 2012 (RMB 10,000)
15	China Hailiang Group Co., Ltd.	Zhejiang Province	Nonferrous metal refinery and rolling processing	7,852,780

2013中国企业500强揭晓 中石化中石油国电排前三|中国企业|中石油|中石化_新... Page 1 of 12

Data 34 continue

Please refer to the next page for the English translation of the marked paragraphs below.

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sina新浪财经 新浪财经 > 国内财经 > 2013中国企业500强 > 正文

2013中国企业500强揭晓 中石化中石油国电排前三

2013年08月31日 13:33 新浪财经 微博 我有话说(13,103人参与)

新浪财经讯 由中国企业联合会发布的"2013中国企业500强"今日揭晓，中石化以2.83万亿营收连续九年排名第一，中石油和国家电网[微博]以2.68万亿、1.88万亿紧随其后，工商银行(3.78, 0.04, 1.07%)、建设银行(4.19, 0.03, 0.72%)、农业银行(2.58, 0.00, 0.00%)、中国银行(2.81, 0.01, 0.36%)、中国移动[微博]、中国建筑(3.00, 0.02, 0.67%)、中海油分列四至十位。今年上榜门槛提高至198.67亿，500强总营收超50万亿，但增速回落12个百分点。

通过多年来的快速发展，中国大企业的规模不断扩大，其中中国企业500强2012年的营业收入规模相当于美国500强的2/3，已经成为全球重要的大企业群体之一。

2013年中国企业500强首次跨上50万亿元台阶，500强实现营业收入50.02万亿元，较上年增加了5.12万亿元；500家企业营业收入总和已经相当于2012年度GDP的96.32%，在国民经济中的地位更加凸显。500强资产总额达到150.97万亿元，突破了150万亿元大关。

2013中国企业500强的整体规模继续扩大，但自国际金融危机以来，中国企业500强营业收入增速已经显著放缓。2013中国企业500强营业收入总额增长了11.41%，增速大幅回落12.22个百分点；资产总额增长了15.99%，增幅下降4.41个百分点。

2013中国企业500强的入围门槛提高到了198.67亿元，增长了13.48%。

中国企业500强由中国企业联合会比照国际上通行的做法，由企业自愿申报并经第三方确认，依据企业销售收入或营业收入按年度排出，在此基础上通过与世界企业500强进行综合对比分析，进而有针对性地提出促进企业做强做大做久的对策建议。从2005年开始，中国企业联合会以同样标准每年推出中国制造业企业500强和中国服务业企业500强。

以下为2013年中国企业500强榜单

名次	企业名称	营业收入(万元)
1	中国石油化工集团公司	283060946
2	中国石油天然气集团公司	268348030
3	国家电网公司	188299929
4	中国工商银行股份有限公司	85037300
5	中国建设银行股份有限公司[微博]	71349600
6	中国农业银行股份有限公司	64987700
7	中国银行股份有限公司	62093000
8	中国移动通信集团公司	61120870
9	中国建筑工程总公司	57164134
10	中国海洋石油总公司	52656649
11	中国铁道建筑总公司	49085426
12	中国中铁股份有限公司	48399175
13	上海汽车集团股份有限公司	48097967
14	中国人寿保险(集团)公司	46481380
15	中国中化集团公司	45315860
16	中国南方电网有限责任公司	42074110
17	中国第一汽车集团公司	40938423
18	东风汽车公司	38942093
19	中国兵器工业集团公司	36611379
20	中国中信集团有限公司	34975605
21	神华集团有限责任公司	34396914
22	中国平安[微博]保险(集团)股份有限公司	33991930
23	中国电信[微博]集团公司	33678139
24	中国华润总公司	33091087
25	中国五矿集团公司	32986526
26	中国邮政集团公司	32135051
27	中国兵器装备集团公司	30264029
28	中国航空工业集团公司	30060591
29	中国交通建设集团有限公司	29863520
30	宝钢集团有限公司	28822553

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http://finance.sina.com.cn/china/20130831/133316626205.shtml 6/16/2014

2013中国企业500强揭晓 中石化中石油国电排前三|中国企业|中石油|中石化_新... Page 3 of 12

Data 34 continue

99	陕西煤业化工集团有限责任公司	12505532
100	国美电器有限公司	11747974
101	新华人寿保险股份有限公司	11692100
102	山东钢铁集团有限公司	11668222
103	中国光大银行股份有限公司	11413900
104	黑龙江北大荒农垦集团总公司	11398581
105	中国中煤能源集团有限公司	11105802
106	山西煤炭进出口集团有限公司	11016635
107	天津天钢集团有限公司	10860029
108	海航集团有限公司	10796622
109	华晨汽车集团控股有限公司	10674739
110	中国外运长航集团有限公司	10667813
111	铜陵有色金属集团控股有限公司	10653077
112	雨润控股集团有限公司	10616987
113	天津钢管集团股份有限公司	10515233
114	美的集团有限公司	10271302
115	中国南方航空[微博]集团公司	10251029
116	酒泉钢铁(集团)有限责任公司	10227951
117	中国航空集团公司	10206540
118	上海烟草集团有限责任公司	10172803
119	徐州工程机械集团有限公司	10117841
120	中国黄金集团公司	10052265
121	本钢集团有限公司	10042717
122	兖矿集团有限公司	10029299
123	珠海格力电器股份有限公司	10011010
124	中国保利集团公司	9829698
125	万向集团公司	9587435
126	天津冶金集团有限公司	9506101
127	厦门建发集团有限公司	9413337
128	上海电气(集团)总公司	9355450
129	中国南车集团公司	9264023
130	中国北方机车车辆工业集团公司	9229456
131	杭州钢铁集团公司	9150977
132	红塔烟草(集团)有限责任公司	9094348
133	中联重科股份有限公司	9025181
134	中国东方航空[微博]集团公司	8962612
135	江苏悦达集团有限公司	8834700
136	恒力集团有限公司	8528616
137	上海建工集团股份有限公司	8517433
138	陕西有色金属控股集团有限责任公司	8478156
139	国家开发投资公司	8465287
140	中兴通讯股份有限公司	8421936
141	湖南中烟工业有限责任公司	8336170
142	新疆广汇实业投资(集团)有限责任公司	8271091
143	三一集团有限公司	8236876
144	马钢(集团)控股有限公司	8184660
145	天津天铁冶金集团有限公司	8183222
146	海信集团有限公司	8105139
147	潍柴控股集团有限公司	8068291
148	新希望集团有限公司	8063941
149	四川长虹[微博]电子集团有限公司	8031205
150	广厦控股集团有限公司	8022493
151	海亮集团有限公司	7852780
152	华夏银行股份有限公司	7822585
153	山东大王集团有限公司	7596998
154	泰康人寿保险股份有限公司	7541245
155	中国诚通控股集团有限公司	7486861
156	红云红河烟草(集团)有限责任公司	7477746
157	珠海振戎公司	7476714
158	淮南矿业(集团)有限责任公司	7281701
159	武汉商联(集团)股份有限公司	7150319
160	南山集团有限公司	7084631
161	湖北宜化集团有限责任公司	7050219
162	浙江恒逸集团有限公司	7032005
163	中天钢铁集团有限公司	7019947
164	TCL[微博]集团股份有限公司	6944835
165	安徽海螺集团有限责任公司	6902433
166	湖南华菱钢铁集团有限责任公司	6895184

Data 34(b)

http://finance.sina.com.cn/china/20130831/133316626205.shtml 6/16/2014

Data 34 continue

English translation for Data 34(b)

Top 500 Chinese Enterprises for 2013 Announced with Sinopec, CNPC and SGCC as the Top Three

According to *finance.sina.com.cn*, the "Top 500 Chinese Enterprises for 2013" were announced by China Enterprise Confederation today. Sinopec ranked No.1 with its operation revenue of RMB2.83 trillion for 9 consecutive years, followed by CNPC and SGCC with their operation revenue of RMB2.68 trillion and 1.88 trillion respectively. ICBC (3.78, 0.04, 1.07%), CCB (4.19, 0.03, 0.72%), ABC (2.58, 0.00, 0.00%), BOC (2.81, 0.01, 0.36%), China Mobile [Weibo], CSCEC (3.00, 0.02, 0.67%) and CNOOC ranked from No. 4 to No. 10 respectively. The threshold of the operation revenue for the enterprises to be shortlisted has been uplifted to RMB19.867 billion. The total operation revenue of all the top 500 enterprises exceeded RMB50 trillion. However, the growth rate has decreased by 12 percentage points.

……

China Enterprise Confederation selected and ranked the Top 500 Chinese Enterprises annually in a way that is in comparison to the common international practice under which the enterprises are ranked according to their sales revenue or operation revenue declared by the enterprises voluntarily and confirmed by third parties. Based on this as well as the comprehensive analyses in comparison to the top 500 international enterprises, measures and advices will be proposed with targeted goals in order to promote the enterprises to become stronger, bigger and last for a long time. Since 2005, China Enterprise Confederation has selected the Top 500 Chinese Manufacturing Enterprises and Top 500 Chinese Service Enterprises annually with the same criteria.

Top 500 Chinese Enterprises for 2013 are listed below.

Rank	Enterprise Name	Operation Revenue (RMB 10,000)
150	Guangsha Holding Group Co., Ltd.	8022493
151	China Hailiang Group Co., Ltd.	7852780
152	Hua Xia Bank Co., Limited	7822585

Data 35

ordinary high school students; there were 211 private ordinary middle schools with 190,800 students which accounted for 12.8% of the total number of ordinary middle school students; there were 197 private ordinary primary schools with 390,400 students which accounted for 11.3% of the total number of ordinary primary school students; and there were 7,466 private kindergartens with 1,214,800 students which accounted for 64.4% of the total number of kindergarten students.

In 2013, the total number of students enrolled in private K- 12 schools in Zhejiang province is 1980700. The average percentage of the number of "Exceptional Teachers" over total teachers in each school is 0.27% as of 2013 in Zhejiang province.

Data 35

II. Competition of private elementary educational sector in Yangtze River Delta region

2.1 Overview

In 2012, there were 311 private ordinary high schools in Yangtze River Delta area with 363,200 students on campus which accounted for 16.2% of the total number of ordinary high school students; there were 412 private ordinary middle schools with 536,300 students in school which accounted for 13.8% of the total number of ordinary middle school students; there were 461 private ordinary primary schools with 732,700 students in school which accounted for 8.7% of the total number of ordinary primary school students; and there were 9544 private kindergartens with 1,923,300 students in the garden which accounted for 42.1% of the total number of kindergarten students.

2.2 Competition pattern

According to the analysis of data released by Education Department (Bureau) and Statistical Bureau in the Yangtze River Delta region, in terms of both number of all typeset of schools and student scale, Zhejiang is far more than Jiangsu and Shanghai. Therefore, as for private educational institutions in Yangtze River Delta region, Zhejiang Province also has a strong advantage in private educational institutions.

According to CCID Consulting's data processing, Hailiang Educational Group is the largest one in the current private basic educational market (K-12 Education) in Yangtze River Delta region, it has formed an integration of school pattern, including pre-school education, compulsory education, high school education, and international education.

26

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.

Data 36

to realize self-valuation.

2.2.2The private schools are the pioneer of education internationalization

Education internationalization will be an inevitable result of historical evolution. It is an irresistible trend. There were three big internalization waves in China's educational history. At present, China's reform and opening up is deepened. And education must adapt or even advance the globalization of China's economy.

III. Competition major pattern

Data 36 Calculation:
Sum of top 6 market share of enrollment (Data 36(a)-(e))
=0.093%+0.055%+0.054%+0.044%+0.043%
=0.337%

According to CCID Consulting statistics, the scale of students of nationwide private basic education in 2012 was 31,369,645. The number of Top 10 schools' students was 155,518, with the CR10% of 0.496%.

Figure & Table 33 2012 market competition pattern of China's private basic education(K-12 education)

Data 36(a)-(e)

Ranking	Educational Institution	Students Scale (People)	Market Share (%)
1	Henan Chunlai Education Group	29,300	0.093%
2	Xiangyu Education Group	17,400	0.055%
3	Hailiang Education Group	16,816	0.054%
4	Noah Education Holdings Ltd.	15,200	0.048%
5	Baishu Education Group	13,846	0.044%
6	New Epoch Education Group	13,476	0.043%
7	Zhuji Ronghuai School	12,880	0.041%
8	Maple Leaf Educational Systems	12,500	0.040%
9	Xishan Education Group	12,000	0.038%
10	Shilin Yucai Education Group	11,500	0.037%
—	Others	31,214,127	99.504%
	Total	**31,369,645**	**100.0%**

Source: CCID Consulting arranged, Ministry of Education, Nov. 2013.
This data includes only K-12 education data of education enterprise.

Section 3 2012 competition of private basic education sector of Zhejiang province and Yangtze River Delta region

I. Competition of Zhejiang private K-12 educational sector

In 2012, there were 164 private ordinary high schools in Zhejiang province with 183,500 students on campus which accounted for 21% of the total number of

25

Source: Study on China's Basic Education Market 2014 by CCID Consulting Co., Ltd.